SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001 -20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

Quarterly Information

June 2006

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of 30 June and 31 March 2006
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	06/30/2006	03/31/2006	06/30/2006	03/31/2006

1	Total Assets	8,019,189	7,339,589	11,072,820	10,975,650
1.01	Current Assets	171,977	190,401	2,048,991	2,459,365
1.01.01	Cash in hand	1,796	1,018	691,373	1,150,459
1.01.02	Receivables	170,181	189,383	1,318,813	1,264,562
1.01.02.01	Customers and distributors	-	-	989,850	988,606
1.01.02.02	Provision for doubtful accounts	-	-	(112,729)	(81,978)
1.01.02.03	Services to third parties, net	-	-	9,389	8,489
1.01.02.04	Dividends receivable	131,681	131,681	1,436	2,573
1.01.02.05	Service in progress	-	1,060	14,716	11,625
1.01.02.06	CRC transferred to State Government	-	-	33,057	32,337
1.01.02.07	Taxes and social contribution paid in advance	38,496	52,290	148,790	103,682
1.01.02.08	Account for Compensation of Portion A	-	-	139,427	86,018
1.01.02.09	Regulatory asset - Pasep/Cofins	-	-	13,102	25,081
1.01.02.10	Collaterals and escrow deposits	-	-	21,267	44,271
1.01.02.11	Other receivables	4	4,352	60,508	43,858
1.01.03	Inventories	-	-	38,805	44,344
1.02	Long-Term Receivables	942,060	1,460,374	1,985,386	2,052,054
1.02.01	Sundry Receivables	204,352	216,206	1,949,346	2,016,332
1.02.01.01	Customers and distributors	-	-	104,023	99,996
1.02.01.02	CRC transferred to State Government	-	-	1,148,281	1,144,591
1.02.01.03	Taxes and social contribution paid in advance	142,148	154,074	472,968	523,616
1.02.01.04	Judicial deposits	62,204	62,132	151,525	149,775
1.02.01.05	Account for Compensation of Portion A	-	-	9,211	8,735
1.02.01.06	Regulatory asset - Pasep/Cofins	-	-	20,361	49,173
1.02.01.07	Collaterals and escrow deposits	-	-	22,714	25,096
1.02.01.08	Other receivables	-	-	20,263	15,350
1.02.02	Receivables from Related Parties	737,708	1,244,168	36,040	35,722
1.02.02.01	From investees	36,040	35,722	36,040	35,722
1.02.02.02	From subsidiaries	701,668	1,208,446	-	-
1.03	Permanent Assets	6,905,152	5,688,814	7,038,443	6,464,231
1.03.01	Investments	6,905,152	5,688,814	436,970	416,375
1.03.01.01	Equity in investees	-	-	234,104	380,667
1.03.01.02	Equity in subsidiaries	6,900,490	5,684,152	189,877	22,720
1.03.01.03	Other	4,662	4,662	12,989	12,988
1.03.02	Property, Plant, and Equipment	-	-	6,567,808	6,042,542
1.03.03	Deferred Assets	-	-	33,665	5,314

Balance Sheet - Liabilities and Shareholders’ Equity
As of 30 June and 31 March 2006
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	06/30/2006	03/31/2006	06/30/2006	03/31/2006

2	Total Liabilities	8,019,189	7,339,589	11,072,820	10,975,650
2.01	Current Liabilities	804,742	860,421	2,152,335	2,886,389
2.01.01	Loans and financing	9,340	12,293	89,868	90,924
2.01.02	Debentures	756,638	718,030	772,528	723,043
2.01.03	Suppliers	434	603	443,723	1,265,632
2.01.04	Taxes, fees, and contributions	903	18,813	238,726	207,193
2.01.05	Dividends payable	37,280	110,561	40,429	115,429
2.01.06	Accrued payroll costs	111	94	93,830	109,482
2.01.08	Other	36	27	473,231	374,686
2.01.08.01	Post-employment benefits	10	1	128,420	126,415
2.01.08.02	Account for Compensation of Portion A	-	-	116,889	64,020
2.01.08.03	Regulatory charges	-	-	42,666	59,429
2.01.08.04	R & D and Energy Efficiency	-	-	147,908	89,975
2.01.08.05	Other accounts payable	26	26	37,348	34,847
2.02	Long-Term Liabilities	1,023,873	821,331	2,531,940	2,285,061
2.02.01	Loans and financing	97,864	102,179	553,181	565,339
2.02.02	Debentures	266,680	266,680	523,079	530,252
2.02.03	Provision for contingencies	328,637	327,633	549,214	496,200
2.02.04	Payables to related parties	330,692	124,839	50,333	-
2.02.05	Other	-	-	856,133	693,270
2.02.05.01	Suppliers	-	-	325,393	152,251
2.02.05.02	Taxes and social contributions	-	-	42,534	38,808
2.02.05.03	Post-employment benefits	-	-	476,504	486,198
2.02.05.04	Account for Compensation of Portion A	-	-	11,702	14,548
2.02.05.05	Customers	-	-	-	1,465
2.04	Minority Interest	-	-	197,971	146,363
2.05	Shareholders' Equity	6,190,574	5,657,837	6,190,574	5,657,837
2.05.01	Paid in share capital	3,875,000	3,480,000	3,875,000	3,480,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.04	Income Reserves	794,890	1,189,890	794,890	1,189,890
2.05.04.01	Legal reserves	209,821	209,821	209,821	209,821
2.05.04.05	Retained earnings	585,069	980,069	585,069	980,069
2.05.05	Accrued earnings/losses	703,391	170,654	703,391	170,654

Statement of Income
For the six-month periods ended on 30 June 2006 and 2005
(In thousands of reais)

		Parent Company		Consolidated

CODE	DESCRIPTION	06/30/2006	06/30/2005	06/30/2006	06/30/2005

3	Statement of Income
3.01	Gross Revenues from Sales and Services	-	-	3,641,372	3,271,103
3.01.01	Power sales to final customers	-	-	2,764,752	2,523,847
3.01.02	Power sales to distributors	-	-	570,781	464,720
3.01.03	Use of the power grid	-	-	143,306	130,828
3.01.04	Telecommunications revenues	-	-	26,690	25,596
3.01.05	Distribution of piped gas	-	-	105,799	84,479
3.01.06	Other operating revenues	-	-	30,044	41,633
3.02	Deductions from gross revenues	-	-	(1,035,951)	(914,764)
3.03	Net Revenues from Sales and Services	-	-	2,605,421	2,356,339
3.04	Cost of Sales and Services	(14,498)	(7,033)	(1,744,514)	(2,029,828)
3.04.01	Power purchased for resale	-	-	(687,166)	(784,619)
3.04.02	Charges for the use of the power grid	-	-	(280,561)	(222,969)
3.04.03	Payroll	(2,580)	(2,013)	(269,753)	(254,024)
3.04.04	Pension and healthcare plans	(28)	(15)	(60,988)	(49,029)
3.04.05	Materials and supplies	(3)	(2)	(33,306)	(30,724)
3.04.06	Raw materials and supplies for power generation	-	-	288,693	(9,332)
3.04.07	Natural gas and supplies for the gas business	-	-	(51,289)	(140,720)
3.04.08	Third-party services	(2,602)	(2,346)	(102,957)	(93,465)
3.04.09	Depreciation and amortization	-	-	(175,694)	(161,546)
3.04.10	Regulatory charges	-	-	(221,640)	(217,949)
3.04.11	R & D and Energy Efficiency	-	-	(28,997)	(5,382)
3.04.12	Taxes	(1,759)	(1,160)	(5,243)	(9,470)
3.04.13	Expense recovery	22	182	22,809	13,298
3.04.14	Other operating expenses	(7,548)	(1,679)	(138,422)	(63,897)
3.05	Result of Operations	(14,498)	(7,033)	860,907	326,511
3.06	Operating Expenses/Revenues	765,699	193,988	351,307	(4,775)
3.06.03	Financial Expenses/Revenues	(33,313)	(25,030)	352,585	(10,945)
3.06.03.01	Financial revenues	26,589	7,020	529,731	189,462
3.06.03.02	Financial expenses	(59,902)	(32,050)	(177,146)	(200,407)
3.06.06	Result of equity in subsidiaries and investees	799,012	219,018	(1,278)	6,170
3.06.06.01	Equity in subsidiaries and investees	798,862	218,827	1,165	8,383
3.06.06.02	Interests in other companies	150	191	(2,443)	(2,213)
3.07	Operating Income (Losses)	751,201	186,955	1,212,214	321,736
3.08	Non-Operating Income (Losses)	374	-	(44,886)	(5,230)
3.08.01	Revenues	374	-	3,206	4,601
3.08.02	Expenses	-	-	(48,092)	(9,831)
3.09	Income (Losses) before Taxes/Equity Investments	751,575	186,955	1,167,328	316,506
3.10	Provision for Income Tax and Social Contribution	(9,594)	-	(424,381)	(148,528)
3.10.01	Income tax	(7,051)	-	(311,719)	(109,119)
3.10.02	Social contribution	(2,543)	-	(112,662)	(39,409)
3.11	Deferred Income Tax	(1,580)	9,705	4,495	38,255
3.11.01	Income tax	(1,162)	7,028	3,305	28,020
3.11.02	Social contribution	(418)	2,677	1,190	10,235
3.14	Minority Interest	-	-	(7,041)	(9,573)
3.15	Net Income (Losses) for the Period	740,401	196,660	740,401	196,660

	Net Income per Lot of One Thousand Shares	2.7056	0.7186	2.7056	0.7186

Statement of Income – Second Quarter Variations
For the quarters ended on 30 June 2006 and 2005

		Consolidated

CODE	DESCRIPTION	4/1/2006 to 06/30/2006	01/01/2006 06/30/2006	1/4/2005 to 06/30/2005	01/01/2006 06/30/2006

3	Statement of Income
3.01	Gross Revenues from Sales and Services	1,825,747	3,641,372	1,679,251	3,271,103
3.01.01	Power sales to final customers	1,377,140	2,764,752	1,297,466	2,523,847
3.01.02	Power sales to distributors	289,094	570,781	237,070	464,720
3.01.03	Use of the power grid	74,082	143,306	66,636	130,828
3.01.04	Telecommunications revenues	12,817	26,690	13,118	25,596
3.01.05	Distribution of piped gas	55,847	105,799	44,119	84,479
3.01.06	Other operating revenues	16,767	30,044	20,842	41,633
3.02	Deductions from gross revenues	(533,931)	(1,035,951)	(472,239)	(914,764)
3.03	Net Revenues from Sales and Services	1,291,816	2,605,421	1,207,012	2,356,339
3.04	Cost of Sales and Services	(709,507)	(1,744,514)	(1,026,246)	(2,029,828)
3.04.01	Power purchased for resale	(327,611)	(687,166)	(424,802)	(784,619)
3.04.02	Charges for the use of the power grid	(122,501)	(280,561)	(111,132)	(222,969)
3.04.03	Payroll	(139,240)	(269,753)	(117,505)	(254,024)
3.04.04	Pension and healthcare plans	(29,483)	(60,988)	(24,811)	(49,029)
3.04.05	Materials and supplies	(17,228)	(33,306)	(17,149)	(30,724)
3.04.06	Raw materials and supplies for power generation	294,839	288,693	(5,908)	(9,332)
3.04.07	Natural gas and supplies for the gas business	(27,608)	(51,289)	(55,079)	(140,720)
3.04.08	Third-party services	(51,860)	(102,957)	(51,542)	(93,465)
3.04.09	Depreciation and amortization	(90,257)	(175,694)	(82,386)	(161,546)
3.04.10	Regulatory charges	(84,458)	(221,640)	(102,769)	(217,949)
3.04.11	R & D and Energy Efficiency	(6,370)	(28,997)	(3,116)	(5,382)
3.04.12	Taxes	(133)	(5,243)	(5,330)	(9,470)
3.04.13	Expense recovery	9,679	22,809	5,548	13,298
3.04.14	Other operating expenses	(117,276)	(138,422)	(30,265)	(63,897)
3.05	Result of operations	582,309	860,907	180,766	326,511
3.06	Operating Expenses/Revenues	356,714	351,307	10,759	(4,775)
3.06.03	Financial Expenses/Revenues	359,922	352,585	8,891	(10,945)
3.06.03.01	Financial revenues	414,423	529,731	94,685	189,462
3.06.03.02	Financial expenses	(54,501)	(177,146)	(85,794)	(200,407)
3.06.06	Result of equity in subsidiaries and investees	(3,208)	(1,278)	1,868	6,170
3.06.06.01	Equity in subsidiaries and investees	(2,059)	1,165	2,880	8,383
3.06.06.02	Interests in other companies	(1,149)	(2,443)	(1,012)	(2,213)
3.07	Operating Income (Losses)	939,023	1,212,214	191,525	321,736
3.08	Non-Operating Income (Losses)	(41,234)	(44,886)	(1,382)	(5,230)
3.08.01	Revenues	1,489	3,206	3,240	4,601
3.08.02	Expenses	(42,723)	(48,092)	(4,622)	(9,831)
3.09	Income (Losses) before Taxes/Equity Investments	897,789	1,167,328	190,143	316,506
3.10	Provision for Income Tax and Social Contribution	(319,042)	(424,381)	(93,651)	(148,528)
3.10.01	Income tax	(234,367)	(311,719)	(69,602)	(109,119)
3.10.02	Social contribution	(84,675)	(112,662)	(24,049)	(39,409)
3.11	Deferred Income Tax	(5,859)	4,495	26,522	38,255
3.11.01	Income tax	(4,308)	3,305	19,501	28,020
3.11.02	Social contribution	(1,551)	1,190	7,021	10,235
3.14	Minority Interest	(3,141)	(7,041)	(4,761)	(9,573)
3.15	Net Income (Losses) for the Period	569,747	740,401	118,253	196,660

	Net Income per Lot of One Thousand Shares		2.7056		0.7186

Statement of Changes in Shareholders’ Equity
For the year ended on 31 December 2005 and for the six-month periods ended on 30 June 2006 and 2005
(In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of 31 December 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

Net income	-	-	-	-	196,660	196,660

Balance as of 30 June 2005	3,480,000	817,293	184,702	654,322	196,660	5,332,977

Adjustment from previous periods	-	-	-	-	(28,516)	(28,516)
Net income	-	-	-	-	305,717	305,717
Allocation proposed at the GSM:
Legal reserve	-	-	25,119	-	(25,119)	-
Interest on capital	-	-	-	-	(122,995)	(122,995)
Investment reserve	-	-	-	325,747	(325,747)	-

Balance as of 31 December 2005	3,480,000	817,293	209,821	980,069	-	5,487,183

Adjustment from previous periods	-	-	-	-	(37,010)	(37,010)
Share capital increase	395,000	-	-	(395,000)	-	-
Net income	-	-	-	-	740,401	740,401

Balance as of 30 June 2006	3,875,000	817,293	209,821	585,069	703,391	6,190,574

Statement of Changes in Financial Position
For the six-month periods ended on 30 June 2006 and 2005
(In thousands of reais)

SOURCE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

From operations
Net income	740,401	196,660	740,401	196,660

Expenses (revenues) not affecting
net working capital:
Depreciation and amortization	-	-	175,694	161,546
Long-term monetary variations, net	9,616	302	(1,846)	(55,170)
Equity in results of subsidiaries and investees	(798,862)	(218,827)	(1,165)	(8,383)
Deferred income tax and social contribution	1,198	(9,705)	44,941	(28,586)
Provisions for long-term liabilities	-	-	115,291	68,351
Write-off of regulatory assets - Pasep/Cofins	-	-	25,865	-
Write-off of long-term receivables	-	-	43	42
Write-off of property, plant, and equipment in service, net	-	-	8,357	8,753
Amortization of goodwill on investments	-	-	2,593	2,404
Minority interest	-	-	54,540	16,167
	(788,048)	(228,230)	424,313	165,124

Dividends from investees and subsidiaries	80,000	-	1,275	1,265

Sources from (application in) operations	32,353	(31,570)	1,165,989	363,049

From third-parties
Suppliers - Petrobrás renegotiation (reclassification of current liabilities)	-	-	150,000	-
Related parties	494,017	53,607	-	-
Customer contributions	-	-	15,905	22,306
Debentures	-	500,000	-	677,210
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	8,672	10,880
CRC transferred to State Government	-	-	16,756	15,677
Value-added tax (ICMS) paid in advance	-	-	8,589	1,199
Account for compensation of Portion A	-	-	17,729	93,374
Loan agreements	175	253	175	253
Regulatory asset - Pasep/Cofins	-	-	6,815	-
Advance payments and other receivables	-	-	3,213	838
	494,192	553,860	227,854	821,737

From the reduction of net working capital	651,778	-	278,236	-

TOTAL SOURCES	1,178,323	522,290	1,672,079	1,184,786

The accompanying notes are an integral part of these financial statements.

(continued)

USE OF FUNDS	Parent Company		Consolidated

	2006	2005	2006	2005

On property, plant, and equipment	-	-	294,694	301,872

On long-term receivables
Customers and distributors	-	-	5,337	15,057
Taxes and social contribution paid in advance	-	-	2,186	1,037
Judicial deposits	-	-	6,189	10,970
Account for compensation of Portion A	-	-	15,930	-
Regulatory asset - Pasep/Cofins	-	-	9,432	31,499
Advance payments and other receivables	-	-	8,413	-
	-	-	47,487	58,563

On investments	474,000	43,999	433,391	6

On deferred assets/liabilities	-	-	17	391

Transfer from long-term to current liabilities:
Loans and financing	3,798	5,965	44,743	50,361
Debentures	700,525	-	716,316	-
Suppliers	-	-	51,714	34,291
Post-employment benefits	-	-	59,347	64,456
Account for compensation of Portion A	-	-	24,145	-
Taxes, social contribution, and other payables	-	-	-	1,588
Judicial contingencies	-	-	225	-
	704,323	5,965	896,490	150,696

On the increase of net working capital	-	472,326	-	673,258

TOTAL USES	1,178,323	522,290	1,672,079	1,184,786

Statement of variations in net working capital

Current assets at the beginning of the period	292,883	330,461	2,489,309	1,638,482
(after adjustment from previous years - Note 23)
Current liabilities at the beginning of the period	273,870	684,059	2,314,417	2,226,261
(after adjustment from previous years - Note 23)
Net working capital at the beginning of the period	19,013	(353,598)	174,892	(587,779)

Current assets at the end of the period	171,977	220,438	2,048,991	1,908,223
Current liabilities at the end of the period	804,742	101,710	2,152,335	1,822,744
Net working capital at the end of the period	(632,765)	118,728	(103,344)	85,479

Increase (decrease) in net working capital	(651,778)	472,326	(278,236)	673,258

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the six-month periods ended on 30 June 2006 and 2005
(In thousands of reais)

	Parent Company			Consolidated

	2006	2005	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	740,401	196,660	740,401	196,660

Expenses (revenues) not affecting cash:
Provision for doubtful accounts	-	-	43,200	43,279
Depreciation and amortization	-	-	175,694	161,546
Long-term monetary variations, net	9,616	302	(1,846)	(55,170)
Equity in the results of subsidiaries and investees	(798,862)	(218,827)	(1,165)	(8,383)
Deferred income tax and social contribution	1,198	(9,705)	44,941	(28,586)
Provisions for long-term liabilities	-	-	115,291	68,351
Write-off of regulatory asset - Pasep/Cofins	-	-	25,865	-
Write-off of long-term receivables	-	-	43	42
Write-off of property, plant, and equipment, net	-	-	8,357	8,753
Amortization of goodwill on investments	-	-	2,593	2,404
Minority interest	-	-	54,540	16,167
	(788,048)	(228,230)	467,513	208,403
Changes in current assets
Customers and distributors	-	-	(45,145)	(151,671)
Services to third-parties, net	-	-	(2,040)	(572)
Construction in progress	1,060	(83)	(2,584)	(1,242)
CRC transferred to State Government	-	-	15,502	14,477
Taxes and social contribution paid in advance	26,241	(7,694)	9,903	(16,831)
Account for compensation of Portion A	-	-	6,489	85,915
Regulatory asset - Pasep/Cofins	-	-	37,589	-
Collaterals and escrow deposits	-	-	22,479	(26,066)
Inventories	-	-	(2,215)	(1,474)
Other	4,522	513	(23,533)	(8,311)
	31,823	(7,264)	16,445	(105,775)
Changes in current liabilities
Suppliers	154	50	(620,407)	243,490
Taxes and social contribution	(58,219)	(21,376)	(72,216)	(27,738)
Payroll and labor provisions	15	(31)	(14,496)	(2,676)
Post-employment benefits	8	(15)	(63,829)	(61,652)
Account for compensation of Portion A	-	-	27,080	46,871
Regulatory charges	-	-	1,386	4,596
Transactions with derivatives	-	-	-	(124,629)
R & D and Energy Efficiency	-	-	18,945	-
Other	(2)	56	2,622	(6,867)
	(58,044)	(21,316)	(720,915)	71,395
Changes in long-term receivables
Customers and distributors	-	-	(5,337)	(15,057)
Taxes and social contribution paid in advance	-	-	(2,186)	(1,037)
Judicial deposits	-	-	(6,189)	(10,970)
Account for compensation of Portion A	-	-	(15,930)	-
Regulatory asset - Pasep/Cofins	-	-	(9,432)	(31,499)
Advance insurance payments	-	-	(8,413)	-
	-	-	(47,487)	(58,563)
(next page)

The accompanying notes are an integral part of these financial statements.

(continued)

	Parent Company			Consolidated

	2006	2005	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES
Increase in long-term liabilities
Related parties	494,017	53,607	-	-
	494,017	53,607	-	-

Total used (provided) by operating activities	420,149	(6,543)	455,957	312,120

CASH FLOW FROM INVESTING ACTIVITIES
Interests in other companies:
COPEL Transmission	(17,000)	(3,400)	-	-
COPEL Corporate Partnerships	(457,000)	(40,599)	-	-
UEG Araucária Ltda.	-	-	(433,577)	-
Other investees	-	-	186	(6)
Dividends and interest on capital	155,471	182,237	3,504	1,999
Additions to property, plant, and equipment:
In generation	-	-	(3,727)	(9,960)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	-	-	(53,171)	(98,301)
In transmission	-	-	(73,807)	(61,064)
In distribution	-	-	(144,683)	(119,218)
In telecommunications	-	-	(12,669)	(8,773)
In piped gas (Companhia Paranaense de Gás - Compagás)	-	-	(6,631)	(4,556)
General facilities	-	-	(6)	-
Customer contributions	-	-	15,905	22,306
Additions to deferred assets	-	-	(17)	(391)

Total used (provided) by investing activities	(318,529)	138,238	(708,693)	(277,964)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(5,762)	(412,177)	(54,128)	(465,741)
Debentures	(36,358)	404,435	(59,491)	581,645
Dividends	(73,287)	(59,256)	(74,038)	(64,302)

Total used (provided) by financing activities	(115,407)	(66,998)	(187,657)	51,602

INCREASE (DECREASE) IN CASH	(13,787)	64,697	(440,393)	85,758

Cash at the beginning of the period	15,583	3,281	1,131,766	533,092
Cash at the end of the period	1,796	67,978	691,373	618,850

Variation in cash	(13,787)	64,697	(440,393)	85,758

The accompanying notes are an integral part of these financial statements.

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29 October 2001.

Statement of Added Value
For the six-month periods ended on 30 June 2006 and 2005
(In thousands of reais)

		Consolidated

	2006	2005

Revenues
Sales of power, services, and other revenues	3,641,372	3,271,103
Cancelled sales and discounts	-	(128)
Provision for doubtful accounts	(43,200)	(43,279)
Non-operating income (losses)	(44,886)	(5,230)
Total	3,553,286	3,222,466

( - ) Supplies acquired from third-parties
Power purchased for resale	687,166	784,619
Charges for the use of the power grid	280,561	222,969
Materials, supplies, and services from third-parties	(152,430)	133,521
Natural gas and supplies for the gas business	51,289	140,720
Emergency capacity charges	938	50,854
Other	92,287	4,186
Total	959,811	1,336,869

( = ) GROSS ADDED VALUE	2,593,475	1,885,597

( - ) Depreciation and amortization	175,694	161,546

( = ) NET ADDED VALUE	2,417,781	1,724,051

( + ) Transferred Added Value
Financial revenues	529,731	249,937
Equity in the results of subsidiaries and investees	(1,278)	6,170

Total	528,453	256,107

ADDED VALUE TO DISTRIBUTE	2,946,234	1,980,158

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1,010, published on the Federal Register on 25 January 2005.

(continued)

			Consolidated

	2006	%	2005	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	197,520		187,821
Pension and healthcare plans	60,988		49,029
Meal assistance and education allowance	20,975		17,076
Social charges - FGTS	16,902		16,003
Labor indemnifications and severance pay	3,020		305
Transfer to construction in progress	(22,669)		(18,429)
Total	276,736	9.4	251,805	12.7

Government
ICMS (VAT)	709,428		655,835
Income tax and social contribution	419,886		110,273
Cofins	243,821		144,380
Regulatory charges	221,640		217,949
Pasep	54,325		31,622
Social charges - INSS	54,005		51,248
RGR	26,573		31,479
CPMF and IOF taxes	22,020		17,965
ISSQN	866		466
Other taxes	5,243		9,470
Total	1,757,807	59.6	1,270,687	64.2

Financing agents
Interest and penalties	155,126		242,917
Rents	9,123		8,516
Total	164,249	5.6	251,433	12.7

Shareholders
Retained earnings	740,401		196,660
Minority interest	7,041		9,573
Total	747,442	25.4	206,233	10.4

	2,946,234	100.0	1,980,158	100.0

Value added (average) by employee	375		289
Shareholders' equity contribution rate - %	47.6		37.1
Wealth generation rate - %	26.6		19.2
Wealth retention rate - %	25.4		10.4

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Quarterly Information as of 30 June 2006 and 2005

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL’s wholly-owned subsidiaries are:

COPEL Generation – Operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW. It also relies on 11 substations, of which 10 are automated and remote operated, with installed step-up transformer capacity of 5,004.1 MVA. This subsidiary holds the following concessions granted by ANEEL, all of which are renewable pursuant to the national power sector legislation in effect:

Power Plants	River	Installed	Concession	Expiration
		Capacity (MW)	Date	Date

Hydroelectric facilities
Gov. Bento Munhoz da Rocha Neto
(Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga
(Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Gov. José Richa (Caxias)	Iguaçu	1,240.00	02.05.1980	04.05.2010
Gov. Pedro Viriato Parigot de Souza	Capivari-Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	16.08.2026
Chaminé	São João	18.00	13.08.1976	16.08.2026
Apucaraninha	Apucaraninha	10.00	13.10.1975	12.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	14.11.1979	15.11.2009
Marumbi(1)	Ipiranga	4.80	-	-
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau(2)	Palmital	0.94	27.01.1954	-
Pitangui(2)	Pitangui	0.87	05.12.1954	-
Melissa(2)	Melissa	1.00	08.10.1993	-
Thermal facility
Figueira		20.00	21.03.1969	26.03.2019

(1)	Submitted to approval by ANEEL.

(2)	Facilities under 1 MW are only subject to registration at ANEEL.

COPEL Transmission – Charged with the transport and transformation of the power generated by the Company. It builds, operates, and maintains all power transmission substations and lines, in addition to running, on behalf of the National System Operator (NSO), a part of the National Interconnected System in southern Brazil. It relies on 129 substations, operating at voltages equal to or higher than 69 kV, and on 7,061.8 km of transmission lines;

COPEL Distribution – Engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes power to 1,110 locations in 392 out of the 399 municipalities in the State of Paraná, and also to the town of Porto União, in the State of Santa Catarina;

COPEL Telecommunications – Engaged in providing communications and telecommunications services, as authorized by law, within the State of Paraná and elsewhere (subject to the Company’s interests and possibilities). These activities are regulated by the National Telecommunications Agency - ANATEL, which reports to the Ministry of Communications; and

COPEL Corporate Partnerships – Incorporated to hold investments in other companies or consortiums in several business areas. COPEL currently holds five partnerships in independent power producers, constituted as special purpose companies (SPCs), with a total installed capacity of 760.9 MW. It also holds interests in the sanitation, gas, telecommunications, and service sectors.

The subsidiaries controlled by COPEL Corporate Partnerships are:

Companhia Paranaense de Gás - Compagas – a mixed capital company in which COPEL Corporate Partnerships holds a 51% voting interest and whose main activity is the supply of piped natural gas, through a 448-km long distribution network set up throughout Paraná in the municipalities of Araucária, Curitiba, Campo Largo, Balsa Nova, Palmeira, Ponta Grossa, and São José dos Pinhais;

Elejor - Centrais Elétricas Rio Jordão S.A. – a special purpose company in which COPEL Corporate Partnerships holds a 70% voting interest. It was constituted to implement and run the Fundão – Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 120 MW of installed capacity, in addition to a small hydropower plant embedded in the Santa Clara dam, with 3.4 MW of installed capacity. The concession for the project was granted on 23 October 2001 for a 35-year term, renewable upon request by the holder and at ANEEL’s discretion.

COPEL Enterprises - a limited liability company set up to provide services in connection with the planning, coordination, and organization of companies involved in power generation and natural gas transportation and marketing. Formerly known as El Paso Empreendimentos e Participações Ltda., this company holds 60% of the share capital of UEG Araucária and was acquired by COPEL Corporate Partnerships on 31 May 2006; and

UEG Araucária Ltda. (Araucária Thermal Power Plant) - a limited liability company set up to generate and sell electric power, using natural gas as fuel. COPEL Corporate Partnerships holds 20% of the share capital of UEG Araucária, and COPEL Enterprises holds another 60%. This thermal facility features 484.5 MW of installed capacity. Its authorization to operate as an independent power producer was issued by ANEEL on 22 December 1999 for a 30-year term, renewable upon request by the holder and at ANEEL’s discretion.

2 Presentation of the Quarterly Information

The quarterly financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), the Institute of Independent Auditors of Brazil (Ibracon), and the Federal Accounting Council (CFC).

In compliance with the applicable legislation, the consolidation of interests in other companies comprises, as of the fiscal year ended on 31 December 2005, the financial statements of Elejor. Thus, for purposes of comparison, the financial statements as of 30 June 2005 have been consolidated likewise.

As of 1 June 2006, the consolidation of interests in other companies also comprises the financial statements of COPEL Enterprises and of UEG Araucária, which have not been reviewed by independent auditors. Company management is in the process of hiring independent auditors to review the financial statements of these subsidiaries by 30 September 2006.

The subsidiaries observe the same accounting practices adopted by COPEL.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The notes to the financial statements as of 31 December 2005, published in the official government register on 20 April 2006, complement the notes to the current quarterly information, published in short.

a) Consolidated Quarterly Information

The consolidated quarterly information is presented herein in compliance with CVM Instruction no. 247/1996 as amended and comprises the parent company, the wholly-owned subsidiaries COPEL Generation, COPEL Transmission, COPEL Distribution, COPEL Telecommunications, and COPEL Corporate Partnerships, as well as subsidiaries Compagas, Elejor, COPEL Enterprises and UEG Araucária.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 47, reclassified for the purpose of ensuring consistency with the account classification.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

b) Main Accounting Practices

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of 31 December 2005 and prior quarterly information.

3 Cash in Hand

		Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Cash and banks	1,270	453	54,962	49,159
Financial investments
Federal banks	470	511	590,444	1,025,957
Private banks	56	54	45,967	75,343
	526	565	636,411	1,101,300

	1,796	1,018	691,373	1,150,459

Most of the Company’s financial investments have been made in official financial institutions, comprising mostly fixed income securities (federal bonds), bearing an average yield of 100% the Interbank Deposit Certificate rate. Financial investments in private banks comprise, in part, obligations under ANEEL Resolutions (no. 552/2002 and 23/2003), which regulate the pledge of financial guarantees in power purchase and sale transactions in the Electric Energy Trading Chamber (CCEE).

4 Consumers and Distributors

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				06.30.2006	03.31.2006
Consumers
Residential	90,621	71,069	8,832	170,522	164,506
Industrial	82,861	17,327	42,428	142,616	135,907
Commercial	52,667	20,176	5,721	78,564	80,999
Rural	11,031	5,430	489	16,950	19,012
Public agencies	20,494	7,779	17,460	45,733	38,634
Public lighting	13,072	505	710	14,287	14,350
Public services	11,262	375	146	11,783	20,605
Unbilled	146,497	-	-	146,497	135,487
Energy installment plan - current	58,343	7,329	10,157	75,829	84,758
Energy installment plan - long-term	74,506	-	-	74,506	71,114
Emergency capacity charges	1	13	944	958	2,912
Low income customer rates	6,637	6,512	116	13,265	26,092
State Government - "Luz Fraterna" Program	5,466	5,505	30,544	41,515	32,967
Rental of equipment and facilities	1,520	65	374	1,959	1,669
Gas supply	14,943	317	37	15,297	13,439
Other receivables	7,687	7,591	12,395	27,673	27,494
Other receivables - long-term	3	-	-	3	9
	597,611	149,993	130,353	877,957	869,954
Distributors
Bulk supply
Short-term bulk supply	-	-	40	40	40
Bulk supply - CCEE (note 42)	11,636	-	98	11,734	4,981
Reimbursement to generators - current	11,946	135	-	12,081	14,500
Reimbursement to generators - long-term	29,514	-	-	29,514	28,873
Initial contracts	1,217	-	-	1,217	5,054
Energy auction	67,019	-	-	67,019	69,503
Bilateral agreements	49,956	-	-	49,956	53,686
	171,288	135	138	171,561	176,637
Transmission system
Power grid	27,860	-	-	27,860	25,799
Basic Network	16,155	83	137	16,375	16,086
Connection grid	19	-	101	120	126
	44,034	83	238	44,355	42,011

	812,933	150,211	130,729	1,093,873	1,088,602

Current total	708,910	150,211	130,729	989,850	988,606
Long-Term Total	104,023	-	-	104,023	99,996

5 Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (1)	Write-offs		Consolidated

	12.31.2005			06.30.2006	03.31.2006
Consumers and distributors
Residential	15,254	8,659	-	23,913	18,114
Industrial	11,905	43,768	-	55,673	39,732
Commercial	28,284	(22,552)	-	5,732	2,795
Rural	25	13	-	38	37
Public agencies	22,214	7,618	(3,847)	25,985	19,897
Public lighting	135	13	-	148	164
Public services	31	(16)	-	15	14
Bulk sales to distributors	760	-	-	760	760
Gas supply	465	-	-	465	465

	79,073	37,503	(3,847)	112,729	81,978

(1) Net of reversals.

Under the commercial segment, the provision for losses in connection with equipment and facility rents which was under litigation was reversed. With the ruling in favor of the Company, the amount was collected in the first half of 2006.

6 Services Provided to Third Parties, Net

	Not yet	Overdue for	Overdue for		Consolidated
	due	up to 90 days	over 90 days		Total

				06.30.2006	03.31.2006
Telecommunications services	1,054	6,812	452	8,318	7,474
Services rendered to third parties	204	9	3,445	3,658	3,605
Provision for doubtful accounts	-	-	(2,587)	(2,587)	(2,590)

	1,258	6,821	1,310	9,389	8,489

7 Dividends Receivable

.
		Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Dividends receivable
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	1,350	2,487
Eletrosul	22	22	22	22
	22	22	1,436	2,573
Interest on capital (note 14):
COPEL Transmission	69,217	69,217	-	-
COPEL Telecommunications	916	916	-	-
COPEL Corporate Partnerships	61,526	61,526	-	-
	131,659	131,659	-	-

	131,681	131,681	1,436	2,573

8 CRC Transferred to the Government of the State of Paraná

Under an agreement dated 4 August 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On 1 October 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on 30 October 1997 and the last one due on 30 March 2025. The restatement and interest provisions of the original agreement remained unchanged.

On 19 March 2003, the Government of the State of Paraná formally requested that the Ministry of Finance approve the federalization of COPEL’s CRC credit. This request has been submitted to the Department of the National Treasury for review, and no reply has been issued so far.

By means of a fourth amendment dated 21 January 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of 31 December 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, the first one due on 30 January 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

The table below features the changes in the CRC transferred to the Government of the State of Paraná:

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of 31 December 2004	29,459	1,167,945	1,197,404
Interest and fees	38,458	-	38,458
Monetary variation	15	17,841	17,856
Transfers	15,677	(15,677)	-
Amortization	(52,950)	-	(52,950)
As of 30 June 2005	30,659	1,170,109	1,200,768
Interest and fees	37,985	-	37,985
Monetary variation	16	(3,550)	(3,534)
Transfers	16,095	(16,095)	-
Amortization	(52,952)	-	(52,952)
As of 31 December 2005	31,803	1,150,464	1,182,267
Interest and fees	37,955	-	37,955
Monetary variation	143	14,573	14,716
Transfers	16,756	(16,756)	-
Amortization	(53,600)	-	(53,600)
As of 30 June 2006	33,057	1,148,281	1,181,338

9 Taxes and Social Contribution

		Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Current assets
IRPJ/CSLL paid in advance	38,496	52,290	20,443	62,055
Deferred IRPJ/CSLL on: (a)
Pension and healthcare plans - CVM Ruling no. 371	-	-	3,881	3,803
Pension plan deficit - plan III	-	-	6,194	6,180
Tax losses	-	-	2,923	745
Temporary additions	-	-	95,745	14,690
ICMS (VAT) paid in advance	-	-	19,020	15,797
Other	-	-	584	412
	38,496	52,290	148,790	103,682
Long-term receivables
Deferred IRPJ/CSLL on: (a)
Pension plan deficit - plan III	-	-	106,792	108,394
Pension and healthcare plans - CVM Ruling no. 371	-	-	51,528	52,479
Temporary additions	117,075	114,919	232,937	241,640
Tax losses and negative tax basis	16,692	30,958	39,652	71,659
IRPJ/CSLL paid in advance	8,381	8,197	8,381	8,196
ICMS (VAT) paid in advance	-	-	22,635	30,450
ICMS preliminary injunction for judicial deposit	-	-	11,005	10,773
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	38	25
	142,148	154,074	472,968	523,616
Current liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	43,403	24,393
Surplus power	-	-	5,481	-
Temporary exclusions	-	-	9,966	9,846
Income tax withheld	664	282	1,039	1,121
ICMS (VAT) due	-	-	114,493	117,048
Pasep and Cofins due	38	18,302	61,731	52,393
Other taxes	201	229	2,613	2,392
	903	18,813	238,726	207,193
Long-term liabilities
Deferred IRPJ/CSLL on: (a)
Portion A	-	-	2,678	2,333
Surplus power	-	-	2,542	-
Temporary exclusions	-	-	11,201	8,957
Regulatory asset - Pasep/Cofins	-	-	9,864	16,719
ICMS preliminary injunction for judicial deposit	-	-	11,005	10,774
Deferred Pasep/Cofins due	-	-	5,206	-
Pasep/Cofins w/o ICMS prel. inj. for judicial deposit	-	-	38	25
	-	-	42,534	38,808

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

a) Income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Tax credits to be realized have been recorded as follows:

		Consolidated

	.	06.30.2006
Current assets
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	3,881
	IRPJ/CSLL on pension plan deficit - plan III	6,194
	Tax losses	2,923
	Temporary additions	95,745
Long-term receivables
	IRPJ/CSLL on pension plan deficit - plan III	106,792
	IRPJ/CSLL on pension and healthcare plans - CVM Ruling no. 371	51,528
	IRPJ/CSLL on temporary additions	232,937
	IRPJ/CSLL on tax losses and negative tax basis	39,652
(-)	Current liabilities
	IRPJ/CSLL on deferred Portion A	43,403
	IRPJ/CSLL on surplus power	5,481
	IRPJ/CSLL on temporary exclusions	9,966
(-)	Long-term liabilities
	IRPJ/CSLL on deferred Portion A	2,678
	IRPJ/CSLL on surplus power	2,542
	IRPJ/CSLL on temporary exclusions	11,201
	IRPJ/CSLL on Pasep/Cofins regulatory asset	9,864

		454,517

In compliance with CVM Instruction no. 371 of 27 June 2002, the expected generation of taxable income in sufficient amounts to offset such tax credits, which were recorded by the Company based on studies submitted to review by the Board of Directors and by the Fiscal Council and later approved by them, is featured on the table below:

	Estimated	Actual	Estimated
	realizable value	realized amount	realizable amount
	on 12.31.2005	on 06.30.2006

2006	132,393	(50,711)	-
2007	-	-	25,874
2008	-	-	22,030
2009	-	-	20,193
2010	-	-	22,114
2011	-	-	31,572
After 2011	-	-	332,734

	132,393	(50,711)	454,517

These estimates of future results will be reviewed by management after the end of the fiscal year on 31 December 2006.

10 Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated 24 January 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record variations of the following Portion A cost items, as taken into account at the time of the annual rate reviews and as actually disbursed by companies during the year: Itaipu Binacional capacity rate; Itaipu Binancional power transport rate; Fuel Consumption Account (CCC) quota; rate for the use of Basic Network transmission facilities; Compensation for the Use of Water Resources; and System Service Charges (ESS).

Later on, Joint Ministry Ordinances no. 116, dated 4 April 2003, and no. 361, dated 26 November 2004, added new eligible items, such as the Energy Development Account (CDE or EDA) quota, costs for purchase of power, and the power and cost-sharing quotas of the Program of Incentives for Alternative Energy Sources – Proinfa.

Under ANEEL Resolution no. 345/2006, COPEL Distribution was granted an average increase of 5.12% on its rates for sales to final customers, effective 24 June 2006. Out of this total, 4.91% correspond to the rate review index, and 0.21% to financial adjustments outside the range of the rate review. Out of the total adjustments, the CVA installments recognized by ANEEL totaled R$ 21,977, corresponding to 0.581% .

The balance of the Account for Compensation of Portion A is broken down below:

		Current		Long-term
Consolidated		assets		receivables

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Recoverable Portion A variations, 2003 rate review
Power purchased for resale (Itaipu)	-	11,356	-	-
Transport of purchased power (Itaipu)	-	161	-	-
Charges for the use of the transmission system (Basic Network)	-	5,506	-	-
Energy Development Account - CDE	-	4,150	-	-
Charges for system services - ESS	-	2,990	-	-
	-	24,163	-	-
Recoverable Portion A variations, 2004 rate review
Charges for the use of the transmission system (Basic Network)	-	20,942	-	-
	-	20,942	-	-
Recoverable Portion A variations, 2005 rate review
Transport of purchased power (Itaipu)	-	543	-	-
Charges for the use of the transmission system (Basic Network)	-	7,844	-	-
Energy Development Account - CDE	-	2,496	-	-
Charges for system services - ESS	-	1,633	-	-
Fuel Consumption Account - CCC	-	2,193	-	-
	-	14,709	-	-
Recoverable Portion A variations, 2006 rate review
Power purchased for resale (Itaipu)	36,324	-	-	-
Transport of purchased power (Itaipu)	4,390	2,167	-	722
Charges for the use of the transmission system (Basic Network)	21,398	-	-	-
Energy Development Account - CDE	23,099	6,721	-	2,241
Charges for system services - ESS	7,483	1,522	-	507
Fuel Consumption Account - CCC	34,961	10,178	-	3,393
Incentives to Alternative Energy Sources - Proinfa	11,772	5,616	-	1,872
	139,427	26,204	-	8,735
Recoverable Portion A variations, 2007 rate review
Power purchased for resale (Itaipu)	-	-	4,345	-
Transport of purchased power (Itaipu)	-	-	328	-
Energy Development Account - CDE	-	-	2,343	-
Charges for system services - ESS	-	-	200	-
Fuel Consumption Account - CCC	-	-	123	-
Incentives to Alternative Energy Sources - Proinfa	-	-	1,872	-
	-	-	9,211	-

	139,427	86,018	9,211	8,735

		Current		Long-term
Consolidated		liabilities		liabilities

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Portion A variations subject to offsetting, 2005 rate review
Power purchased for resale:
Auction	-	8,283	-	-
Cien	-	3,620	-	-
Itiquira	-	(185)	-	-
Itaipu	-	8,659	-	-
	-	20,377	-	-
Portion A variations subject to offsetting, 2006 rate review
Power purchased for resale (CVA Energy)	116,889	20,663	-	6,888
Itaipu		18,614	-	6,205
Charges for use of trans. syst. (Basic Network)	-	4,366	-	1,455
	116,889	43,643	-	14,548
Portion A variations subject to offsetting, 2007 rate review
Power purchased for resale (CVA Energy)	-	-	9,403	-
Charges for use of trans. syst. (Basic Network)	-	-	2,299	-
	-	-	11,702	-

	116,889	64,020	11,702	14,548

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	12.31.2005					06.30.2006
Assets
Power purchased for resale (Itaipu)	22,712	36,919	(29,352)	10,390	-	40,669
Transport of purchased power (Itaipu)	3,227	2,687	(1,838)	642	-	4,718
Charges for use of trans. syst. (Basic Network)	70,293	13,073	(77,255)	9,466	5,821	21,398
Energy Development Account - CDE	16,525	21,235	(16,804)	4,486	-	25,442
Charges for system services - ESS	10,443	6,360	(12,654)	3,534	-	7,683
Fuel Consumption Account - CCC	13,546	25,059	(5,689)	2,168	-	35,084
Incentives to Alternative Sources - Proinfa	-	13,105	-	539	-	13,644
	136,746	118,438	(143,592)	31,225	5,821	148,638
Liabilities
Power purchased for resale
(CVA Energy)	48,936	84,275	(25,700)	18,781	-	126,292
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
Charges for use of trans. syst. (Basic Network)	-	(4,155)	-	633	5,821	2,299
	90,576	57,590	(44,691)	19,295	5,821	128,591

11 Regulatory Assets – PIS/PASEP and COFINS

Under Laws no. 10,637, dated 30 December 2002, and 10,833, dated 29 December 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP from December 2002 to June 2006 and with COFINS from February 2004 to June 2006.

Through SFF/ANEEL Official Letter no. 302/2005 and Resolutions no. 149/2005 and 345/2006, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS/PASEP and COFINS changes and record such impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL has accrued, following the criteria set by ANEEL, R$ 108,742 as credits, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses.

Out of this total, R$ 20,361 have been recorded as long-term receivables, pending the establishment by ANEEL of a recovery schedule. Therefore, such amounts have not been monetarily restated.

Out of the amount to be recovered by the next rate review, i.e., R$ 88,381, R$ 75,279 have already been realized.

12 Guarantees and Escrow Deposits

		Consolidated

	06.30.2006	03.31.2006
Current assets
Escrow deposits	21,267	44,271
	21,267	44,271
Long-term receivables
Collateral under STN agreement (note 17.b)	22,714	25,096
	22,714	25,096

Escrow deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions and CCEE settlements.

13 Other Receivables

		Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Current assets
Advance payments	-	-	19,567	4,846
Advance payments to employees	-	-	16,944	18,043
Advance payments to suppliers	-	-	6,220	2,109
RGR - discrepancies since 2004	-	-	5,419	1,600
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Advance payments for judicial deposits	-	-	3,912	2,862
Recoverable salaries of transferred employees	-	-	3,663	3,591
Fuel purchases on account of CCC	-	-	1,578	2,248
Decommissioning in progress	-	-	1,298	2,113
RGR - 2003 discrepancies	-	-	-	1,056
Provision for doubtful accounts	(4,348)	-	(7,295)	(2,947)
Other receivables	4	4	4,854	3,989
	4	4,352	60,508	43,858
Long-term receivables
Advance payments	-	-	11,441	4,392
Compulsory loans	-	-	5,606	7,966
Property and rights assigned for disposal	-	-	2,749	2,749
Other receivables	-	-	467	243
	-	-	20,263	15,350

14 Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

		Parent Company		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Subsidiaries:
COPEL Transmission
Interest on capital receivable (note 7) (a)	69,217	69,217	-	-
Transferred financing (b)	22,418	23,903	-	-
	91,635	93,120	-	-
COPEL Distribution
Transferred financing (b)	84,786	90,570	-	-
Transferred debentures (b)	594,464	572,825	-	-
Current accounts (c)	-	245,245	-	-
	679,250	908,640	-	-
COPEL Telecommunications
Interest on capital receivable (note 7) (a)	916	916	-	-
Current accounts (c)	-	67,244	-	-
	916	68,160	-	-
COPEL Corporate Partnerships
Interest on capital receivable (note 7) (a)	61,526	61,526	-	-
Current accounts (c)	-	208,659	-	-
	61,526	270,185	-	-

Subsidiaries	833,327	1,340,105	-	-
Investee:
Foz do Chopim Energética Ltda.
Loan agreement	36,040	35,722	36,040	35,722
Investee	36,040	35,722	36,040	35,722

	869,367	1,375,827	36,040	35,722

Interest on capital (note 7)	131,659	131,659	-	-
Long-term receivable	737,708	1,244,168	36,040	35,722

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 107,204, as of 30 June 2006 (Note 17).

The amount of R$ 594,464 in debentures was also transferred to COPEL Distribution under the same accounting criteria mentioned in the previous paragraph (Note 18).

c) Current accounts

The 112th Meeting of the Parent Company's Board of Directors, on 24 March 2006, ruled that the amounts owed by COPEL Distribution be returned to it.

The General Shareholders’ Meetings, on 28 April 2006, approved capital increases for COPEL Telecommunications and COPEL Corporate Partnerships in an amount corresponding to the balances of current accounts as of 31 March 2006.

15 Investments

	Parent Company			Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Interests in investees (a)	-	-	234,104	380,667
Interests in subsidiaries
COPEL Generation	2,983,506	2,540,651	-	-
COPEL Transmission	989,359	957,361	-	-
COPEL Distribution	1,659,108	1,605,746	-	-
COPEL Telecommunications	184,925	115,884	-	-
COPEL Corporate Partnerships	1,083,592	464,510	-	-
Elejor -Centrais Elétricas do Rio Jordão S.A.- goodwill	-	-	22,438	22,720
Copel Enterprises - goodwill	-	-	167,439	-
	6,900,490	5,684,152	189,877	22,720
Other investments
Amazon Investment Fund (FINAM)	32,609	32,609	32,609	32,609
FINAM - Nova Holanda	7,761	7,761	7,761	7,761
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
Provision for losses on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Real estate for future service use	-	-	6,825	6,825
Other investments	2,322	2,322	3,824	3,823
	4,662	4,662	12,989	12,988

	6,905,152	5,688,814	436,970	416,375

a) Interests in subsidiaries

	Shareholders' Equity		COPEL's		Consolidated
Investees	of investee		stake		Investment

	06.30.2006	03.31.2006	(%)	06.30.2006	03.31.2006
Sercomtel S.A. - Telecomunicações	200,455	212,226	45.00	90,205	95,502
Goodwill				7,910	8,967

Sercomtel S.A. - Telecomunicações Total				98,115	104,469

Sercomtel Celular S.A.	32,569	33,119	45.00	14,657	14,904
Goodwill				1,093	1,238

Sercomtel Celular S.A. Total				15,750	16,142

Carbocampel S.A. (1)	493	503	49.00	242	246
Advance payments for capital increase				198	198

Carbocampel S.A.Total				440	444

Escoelectric Ltda. (1)	(3,630)	(1,919)	40.00	-	-
Advance payments for capital increase				2,500	2,500

Braspower International Engineering S/C Ltda. (1)	(394)	(361)	49.00	-	-
Advance payments for capital increase				176	176

UEG Araucária Ltda. (1)		(196,082)	20.00	-	-
Advance payments for capital increase				-	142,027

Dominó Holdings S.A. (1)	592,215	585,234	15.00	88,832	87,785
Copel Amec S/C Ltda. (1)	934	914	48.00	447	438
Dona Francisca Energética S.A.	953	(1,526)	23.03	220	-
Centrais Eólicas do Paraná Ltda. (1)	5,848	5,706	30.00	1,754	1,712
Foz do Chopim Energética Ltda. (1)	72,324	69,819	35.77	25,870	24,974

				234,104	380,667

(1) Unaudited by independent auditors

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 7,910 and R$ 1,093, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 2,404 (R$ 2,114 and R$ 290) in 2006 and 2005. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

The acquisition of the shares held by Triunfo Participações, in December 2003, resulted in total goodwill of R$ 22,626. In May 2006, the Company corrected the excess goodwill of R$ 189 recorded at the time of the accounting of the share purchase agreement. The amortization of goodwill was economically determined by the remaining time of the 30-year concession.

As discussed in Note 19-e, on 30 May 2006 COPEL Corporate Partnerships, through its wholly-owned subsidiary COPEL Enterprises, acquired a 60% interest in UEG Araucária Ltda., for the amount of R$ 436,563 or U.S.$ 190,000. Goodwill of R$ 167,439 was paid upon such acquisition and will be amortized over the remainder of the 30-year concession term.

16 Property, Plant, and Equipment

		Accumulated		Consolidated
	Cost	depreciation		Net value

			06.30.2006	03.31.2006
In service
COPEL Generation	4,271,683	(1,537,410)	2,734,273	2,756,948
COPEL Transmission	1,407,970	(462,869)	945,101	952,179
COPEL Distribution	3,346,578	(1,654,282)	1,692,296	1,679,415
COPEL Telecommunications	301,673	(143,178)	158,495	160,490
COPEL Corporate Partnerships	385	(248)	137	143
Companhia Paranaense de Gás - Compagas	134,449	(24,277)	110,172	110,755
Elejor - Centrais Elétricas do Rio Jordão S.A.	303,098	(8,293)	294,805	297,013
UEG Araucária Ltda.	633,398	(156,140)	477,258	-
	10,399,234	(3,986,697)	6,412,537	5,956,943
Construction in progress
COPEL Generation	140,047	-	140,047	140,371
COPEL Transmission	231,425	-	231,425	200,053
COPEL Distribution	225,014	-	225,014	206,935
COPEL Telecommunications	22,942	-	22,942	20,819
COPEL Corporate Partnerships	3	-	3	-
Companhia Paranaense de Gás - Compagas	13,159	-	13,159	11,006
Elejor - Centrais Elétricas do Rio Jordão S.A.	303,709	-	303,709	278,504
	936,299	-	936,299	857,688
	11,335,533	(3,986,697)	7,348,836	6,814,631
Special liabilities (a)
COPEL Transmission	-	-	(7,140)	(7,140)
COPEL Distribution	-	-	(773,888)	(764,949)
			(781,028)	(772,089)

			6,567,808	6,042,542

Under Articles 63 and 64 of Decree no. 41,019, dated 26 February 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric Energy Universalization Plans

Under Resolution no. 223, dated 29 April 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of 26 April 2002 and sets the duties of the holders of electric energy distribution concessions and permits. As of 30 June 2006, customers had been refunded R$ 5,744.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

d) Depreciation rates

The main depreciation rates, according to ANEEL Resolution no. 44/1999, to Ministry of Communications Ordinance no. 96/1995, and to the National Oil Agency (ANP) are:

%

Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Transmission
System structure and conductors and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors and power transformers	5.00
Capacitor boards and distribution switches	6.70
Voltage regulators	4.80
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

e) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of 31 December 2004	5,530,574	925,435	(725,448)	5,730,561
Expenditure program	-	301,872	-	301,872
Depreciation quotas	(161,468)	-	-	(161,468)
Write-offs	(8,768)	-	-	(8,768)
Transfer to p.,p.,&e. in service	218,827	(218,827)	-	-
Customer contributions	-	-	(22,306)	(22,306)
As of 30 June 2005	5,579,165	1,008,480	(747,754)	5,839,891
Expenditure program	-	366,994	-	366,994
Depreciation quotas	(167,168)	-	-	(167,168)
Write-offs	(15,480)	-	-	(15,480)
Transfer to p.,p.,&e. in service	542,865	(542,865)	-	-
Customer contributions	-	-	(17,369)	(17,369)
Reversal of provisions for contingencies	-	(14,687)	-	(14,687)
Property assined for future use transferred
from invesiments	-	(890)	-	(890)
As of 31 December 2005	5,939,382	817,032	(765,123)	5,991,291
Expenditure program	-	294,694	-	294,694
Consolidation of UEG Araucária p.,p., &e.	479,884	-	-	479,884
Depreciation quotas	(173,799)	-	-	(173,799)
Write-offs	(8,357)	-	-	(8,357)
Transfer to p.,p.,&e. in service	175,427	(175,427)	-	-
Customer contributions	-	-	(15,905)	(15,905)
As of 30 June 2006	6,412,537	936,299	(781,028)	6,567,808

17 Loans and Financing

The breakdown of the Company’s loans and financing balances is featured below:

		Current	Long-term		Total
		liabilities	liabilities		Parent Company

	Principal amount	Charges	Principal amount	06.30.2006	03.31.2006
Foreign currency
National Treasury (b)	7,870	1,470	97,864	107,204	114,472

	7,870	1,470	97,864	107,204	114,472

The consolidated balance of loans and financing comprises:

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	06.30.2006	03.31.2006
Foreign currency
IDB (a)	20,670	1,955	82,644	105,269	103,065
National Treasury (b)	7,870	1,470	97,864	107,204	114,472
Banco do Brasil S.A. (c)	4,681	347	11,702	16,730	16,053
Eletrobrás (d)	6	1	50	57	67
	33,227	3,773	192,260	229,260	233,657
National currency (reais )
Eletrobrás (d)	46,331	13	290,591	336,935	347,932
Eletrobrás - Elejor (e)	-	-	40,554	40,554	36,874
BNDES (f)	6,392	-	28,817	35,209	36,658
Banestado (g)	11	-	-	11	41
Banco do Brasil S.A. (c)	116	5	959	1,080	1,101
	52,850	18	360,921	413,789	422,606

	86,077	3,791	553,181	643,049	656,263

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on 15 January 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the first half of 2006 was 4.16% p.a.. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

3) default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, equal to or greater than 1.2; and

5) ratio between long-term indebtedness and shareholders’ equity not exceeding 0.9.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on 20 May 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				06.30.2006	03.31.2006
Par Bond (1)	30	15.04.2024	30	34,556	35,218
Capitalization Bond (2)	20	15.04.2014	10	23,622	25,679
Debt Conversion Bond (3)	18	15.04.2012	10	19,714	21,705
Discount Bond (4)	30	15.04.2024	30	24,075	24,463
El Bond - Interest bonds (5)	12	15.04.2006	3	-	1,198
New Money Bonds (6)	15	15.04.2009	7	2,600	3,082
Flirb (7)	15	15.04.2009	9	2,637	3,127

				107,204	114,472

The annual interest rates and repayments are as follows:

1) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until final maturity, with a bullet payment at the end of the agreement.

2) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. until final maturity, repayable in 21 semi-annual installments starting in April 2004.

3) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2004.

4) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a bullet payment at the end of the agreement.

5) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments starting in April 1997.

6) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2001.

7) FLIRB – Interest of 4.0% to 5.0% p.a. in the first six years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year until the end of the agreement, repayable in 13 semi-annual installments starting in April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 9,371 and R$ 13,343 (R$ 10,346 and R$ 14,750 as of 31 March 2006), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 12).

c) Banco do Brasil S.A.

Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on 7 March 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on 30 March 1994, repayable in 240 monthly installments based on the Price amortization system starting on 1 April 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

This debt is secured by COPEL’s revenues.

e) Eletrobrás - Elejor

This balance refers to monetary restatement and interest on Elejor preferred shares held by Eletrobrás, which shall be reacquired by the issuer, pursuant to the agreement between them (Note 45).

f) National Economic and Social Development Bank - BNDES

The BNDES balance also includes four agreements signed by Compagas on 14 December 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

g) Banco Banestado S.A.

Urban Development Fund agreement, signed on 23 July 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and final maturity on 20 July 2006. This loan is secured by COPEL’s revenues.

Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index			Consolidated

	06.30.2006%		03.31.2006%
Foreign currency
U.S. dollar	107,261	16.68	114,538	17.45
Yen	16,730	2.60	16,053	2.45
IDB - currency basket	105,269	16.37	103,066	15.70
	229,260	35.65	233,657	35.60
National currency (reais )
Brazilian Reference Interest Rate (TR)	11	-	41	0.02
URBNDES and Long-term Interest Rate (TJLP)	35,282	5.49	36,701	5.59
General Price Index - Market (IGP-M)	41,561	6.46	37,931	5.78
Fiscal Reference Unit (UFIR)	19,379	3.01	22,004	3.35
Eletrobrás Financing Rate (FINEL)	317,556	49.39	325,929	49.66
	413,789	64.35	422,606	64.40

	643,049	100.00	656,263	100.00

Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index			Variation (%)

	1st half of 2006	1st half of 2005	No ano de 2006
U.S. dollar	(7.54)	(11.45)	(7.54)
Yen	(4.60)	(18.28)	(4.60)
IDB - currency basket	2.16	(4.72)	2.16
TR	0.83	1.38	0.83
URBNDES	4.22	4.79	4.22
IGP-M	1.40	1.75	1.40
Finel	0.28	0.35	0.28
UMBND	(5.36)	(11.16)	(5.36)

Maturity of long-term installments:

	Foreign	National
	currency	currency		Consolidated

			06.30.2006	03.31.2006
2007	17,256	21,329	38,585	56,094
2008	33,046	45,269	78,315	77,567
2009	32,219	44,111	76,330	75,319
2010	26,711	42,881	69,592	68,658
2011	16,381	42,881	59,262	58,438
2012	4,456	36,542	40,998	40,596
2013	2,864	36,489	39,353	38,915
2014	1,435	36,379	37,814	37,347
2015	-	36,341	36,341	35,844
2016	-	18,295	18,295	18,047
2017	-	135	135	135
2018	-	135	135	135
after 2018	57,892	134	58,026	58,244

	192,260	360,921	553,181	565,339

Changes in loans and financing:

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of 31 December 2004	456,171	308,041	58,225	394,827	1,217,264
Charges	20,649	-	16,365	-	37,014
Monetary and exchange variation	(27,921)	(41,099)	1	3,353	(65,666)
Transfers	22,122	(22,122)	28,239	(28,239)	-
Amortizations	(427,235)	-	(47,600)	-	(474,835)
As of 30 June 2005	43,786	244,820	55,230	369,941	713,777
Funds raised	-	-	-	35,532	35,532
Charges	7,036	-	15,400	-	22,436
Monetary and exchange variation	(1,045)	(4,276)	(62)	2,146	(3,237)
Transfers	17,206	(17,206)	28,333	(28,333)	-
Amortizations	(26,513)	-	(40,118)	-	(66,631)
As of 31 December 2005	40,470	223,338	58,783	379,286	701,877
Charges	6,240	-	14,454		20,694
Monetary and exchange variation	(1,928)	(14,575)	57	9,875	(6,571)
Transfers	16,503	(16,503)	28,240	(28,240)	-
Amortizations	(24,285)	-	(48,666)	-	(72,951)
As of 30 June 2006	37,000	192,260	52,868	360,921	643,049

18 Debentures

		Current	Long-term		Consolidated
		liabilities	liabilities		Total

	Principal amount	Charges	Principal amount	06.30.2006	03.31.2006
Parent Company (a)	133,320	28,854	266,680	428,854	411,885
COPEL Distribution (b)	569,264	25,200	-	594,464	572,825
Elejor (c)	-	15,890	256,399	272,289	268,585

	702,584	69,944	523,079	1,295,607	1,253,295

The balance of debenture obligations, in the amount of R$ 594,464, was transferred to COPEL Distribution (R$ 572,825 as of 31 March 2006), in the same way loans and financing were transferred to the wholly-owned subsidiaries (Note 14).

a) Debentures – Parent Company – 3rd Issue

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on 9 May 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for 1 January 2007, the second repayment (1/3) for 1 February 2008, and the third one (1/3) for 1 February 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on 2 May 1997 and due on 2 May 2005, in the amount of US$ 150,000.

The pledged security is COPEL Generation’s bank account in Banco do Brasil S.A., in which all resources earned by COPEL Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 August 2005 and the last on 1 February 2009. There will be no renegotiation of these debentures.

The agreement features provisions providing for termination in the following cases:

1) bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or any similar judicial proceeding similar which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

2) non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

3) court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

4) notwithstanding the provision in item (2) above, the default by the issuer or by COPEL Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

5) legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within thirty days of its filing;

6) final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within ten business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

7) accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

8) lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

9) violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement; and

10) any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – COPEL Distribution

This issue of simple debentures was completed on 9 May 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on 1 March 2007. The first series was repurchased on 27 February 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on 1 March 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and have been issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, 1 March 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

c) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Corporate Partnerships intervening as “Guarantor Shareholder” together with COPEL.

The raised funds shall be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between 1 July 2004 and 30 September 2004 under the loan agreement signed on 7 April 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from 1 October 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, 15 February 2005, and such value will be restated according to the variation of the long term interest rate (TJLP).

The first series matures on 15 February 2015. After the grace period of forty-eight months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2009.

The second series matures on 15 February 2016. After the grace period of sixty months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on 15 May 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the fist series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on 15 February 2006, and the last one, on 15 February 2015. Interest on the second series is due annually, in the first twenty-four months from the issue date, and quarterly thereafter. The first payment in due on 15 May 2007, and the last one, on 15 February 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Corporate Partnerships pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreement for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

In terms of agreement termination provisions, in addition to the cases set forth in articles 39 and 40 of the BNDES Regulations which are applicable to its contracts, if the general debenture holders’ meeting, by vote of the holders of 50% + 1 (fifty percent plus one) of the outstanding debentures, so decides, the fiduciary agent may declare the accelerated maturity of all debentures issued and demand payment by the issuer of the outstanding debenture balance, plus interest and other charges, in the following events:

1) Protest against any security of the issuer in amount equal to or greater than R$ 5,000, which results in risks to Elejor’s solvency, such an amount being restated annually according to the IGP-M inflation index, published by Fundação Getúlio Vargas;

2) Filing for business reorganization in bankruptcy by the issuer;

3) Liquidation or bankruptcy ruling against the issuer;

4) Accelerated maturity of any debt of the issuer due to breach of contract, in amount equal to or greater than R$ 5,000, restated annually according to the IGP-M index;

5) The inclusion in the issuer’s by-laws or corporate agreements, except those agreements already existing and duly registered, of a provision requiring special quorum for the discussion or approval of matters which limit or hinder the control over the company by the controlling parties, or else the inclusion of provisions which result in: i) restrictions to Elejor's growth or technological development capabilities; ii) restrictions to new markets; and iii) restrictions or reduction of Elejor's ability to fulfill the financial obligations under this transaction;

6) statements made in the debenture instruments by the issuer which are false, misleading, or materially incorrect or incomplete; and

7) Any incorporation, merger, split, transformation, or any other corporate or material asset reorganization, as well as any capital reduction, or creation of redeemable shares by the issuers without prior authorization by BNDESPAR.

Maturity of long-term installments:

		Consolidated

	06.30.2006	03.31.2006
2008	133,320	133,320
2009	154,881	155,662
2010	40,045	41,225
2011	43,829	45,055
2012	43,829	45,055
2013	43,829	45,055
2014	40,959	42,081
2015	19,360	19,734
2016	3,027	3,065

	523,079	530,252

Changes in debentures are shown below:

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of 31 December 2004	156,620	457,407	614,027
Funds raised	18,116	677,210	695,326
Charges	63,507	-	63,507
Monetary variation	-	7,984	7,984
Amortizations	(177,187)	-	(177,187)
As of 30 June 2005	61,056	1,142,601	1,203,657
Funds raised	-	78,416	78,416
Charges	107,409	-	107,409
Monetary variation	-	5,508	5,508
Amortizations	(52,762)	-	(52,762)
As of 31 December 2005	115,703	1,226,525	1,342,228
Charges	82,763	-	82,763
Monetary variation	2,067	12,870	14,937
Transfers	716,316	(716,316)	-
Amortizations	(144,321)	-	(144,321)
As of 30 June 2006	772,528	523,079	1,295,607

19 Suppliers

		Consolidated

	06.30.2006	03.31.2006
Charges for the use of the power grid
Use of the Basic Network	42,932	43,698
Transport of power	3,092	3,076
Use of connections	251	252
	46,275	47,026
Power suppliers
Cia. de Interconexão Energética - Cien - long-term liabilities	123,739	151,095
Foz do Chopim Energética Ltda. (a)	70,233	69,751
Cia. de Interconexão Energética - Cien	90,433	89,260
Eletrobrás (Itaipu)	62,490	60,666
Furnas Centrais Elétricas S.A.	27,687	31,380
Companhia Hidro Elétrica do São Francisco - Chesf	16,114	18,263
Companhia Energética de São Paulo - Cesp	9,238	10,474
Itiquira Energética S.A.	7,369	7,614
Administracion Nac. de Eletr. - Ande (Paraguai)	4,237	4,846
Dona Francisca Energética S/A	4,047	4,182
Concessionários - CCEE (Note 42)	6,629	1,581
Other suppliers	25,004	26,933
	447,220	476,045
Materials and services
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by COPEL Generation (b, c)	-	478,502
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term liabilities (b, c)	159,303	-
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas	23,115	18,199
Petróleo Brasileiro S.A. - Petrobras - purchase of gas by Compagas - Long-term	267	268
Cia. Paranaense de Gás - Compagas - contractual penalties (d)	-	338,267
Other suppliers	50,852	58,688
Other suppliers - long-term liabilities	42,084	888
	275,621	894,812

	769,116	1,417,883

Current total	443,723	1,265,632
Long-term total	325,393	152,251

a) Foz do Chopim Energética Ltda.

COPEL signed a contract with Foz do Chopim Energética Ltda. under the Distributed Generation Program (Progedis). Six months thereafter, a Contractual Amendment was signed, disregarding Progedis rules and increasing the price of power by over 30%, before the facility ever started to generate electricity.

As of the date of this report, ANEEL has not approved the agreement (and its amendment). COPEL has paid for the power under contract for 2002.

In order to have the legality of such agreement assessed, the Company engaged the services of legal experts, who concluded that the agreement does not comply with the provisions of Law no. 8,666/93 and that there was no grounds for the price increase set forth by the amendment.

COPEL has filed a lawsuit pleading that the contract be declared null and void before a State court ("2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”). The Company also submitted an alternative request for a declaration of nullity of the contractual amendment based on the circumstances in which it was signed, should the contract itself not be declared null.

Foz do Chopim Energética also filed suit against COPEL, demanding to be paid for the power under the purchase and sale agreement.

The lawsuits have been attached for single judgment, and both parties have submitted their written defenses.

The parties are now waiting for the fact-finding hearing, where they shall submit evidence of their claims.

Should the court declare such contract valid, the pending amounts owed by Foz do Chopim Energética to the Company under a loan agreement and a service agreement shall be deducted from any amount owed by COPEL pursuant to the court’s ruling.

b) Petróleo Brasileiro S.A. - Petrobras

The amount of the Company’s debt to Petrobras, R$ 159,303 (R$ 478,502 as of 31 March 2006), refers to a provision for the amounts of gas set forth in the original agreement between COPEL and Compagas on a “take or pay” basis. The agreement also provided for the recovery of the amounts paid over a seven-year period, linked to an equivalent gas consumption. Such recovery, however, depended on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in items “c”, “d”, and “f” of this Note.

As mentioned in item “f” herein, the agreement comprised the signature of an Out-of-Court Agreement, of a Letter of Consent to Quota Transfer, and of a Letter of Intent.

Under the Letter of Consent, Petrobras has declared no opposition to the acquisition, by COPEL, of El Paso’s quotas in UEG Araucária. Such operation, which was formalized on 30 May 2006, resulted in the increase of COPEL’s stake in UEG Araucária, upon payment of US$ 190,000, from 20% to 80%. Petrobras will maintain a 20% interest.

Under the Letter of Intent, Petrobras will make best efforts to meet the fuel supply requirements for the operation of UEG Araucária, starting in 2010, by providing either natural gas or an alternative fuel.

The agreement with Petrobras and the Letter of Intent will settle amicably the conflict regarding the contract for gas supply to the Araucária Thermal Power Plant and will allow the Company to pursue the technical and operational feasibility of the facility.

c) Petróleo Brasileiro S.A. – Petrobras - renegotiation

On 30 May 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on 30 May 2000 and terminated on 31 May 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation amounts to R$ 150,000, which will be paid by COPEL Generation or by COPEL directly to Petrobras, pursuant to the terms of the agreement, except for the installments corresponding to Compagas' distribution margin. Under the Mutual Release signed with Compagas, as of 31 May 2006 the amount of R$ 355,929 corresponding to contractual penalties in connection with the purchase and transport of gas is no longer due, i.e., it is considered fully settled.

In light of the agreements discussed above, COPEL, on 31 May 2006, recognized in the statement of income a reduction in the negotiated liabilities, in the amount of R$ 654,044, of which R$ 298,115 were classified as raw materials and supplies for power generation, R$ 283,198 as discounts, and R$ 72,731 as a reversion of financial expenses in connection with the charges recorded in 2006. In June 2006, the Company recorded R$ 9,303 as financial expenses resulting from the monetary restatement of the remaining balance.

d) Companhia Paranaense de Gás - Compagas

The amount of the Company’s debt to Compagas, R$ 338,267 as of 31 March 2006 comprises contractual penalties on the purchase and transport of gas, mentioned in item “c” herein, in addition to the profit margin owed to Compagas in connection with the intermediation of the purchase of gas from Petrobras.

The original contract, signed in 2000 for a 20-year term in effect as from the date supply began (2002), seth forth the sale of natural gas intended exclusively for consumption by UEG Araucária for the generation of electric energy.

Due to pending litigation between COPEL and UEG Araucária and to the fact that the capacity purchase agreement signed by them has never been approved by ANEEL, on 25 February 2003 the Company’s Board of Directors approved the suspension of payments to Compagas under the natural gas purchase agreement to supply fuel for the power plant, which has never entered operation. Compagas, in turn, has suspended payments to Petrobras.

Since 1 June 2005, Compagas has no longer been billing any amounts under the gas supply and transport agreement, since its agreements with both Petrobras and with COPEL have been terminated unilaterally by Compagas itself.

On 30 May 2006, COPEL Generation signed a Letter of Intent with Compagas under which both parties restate their intent to make all necessary efforts to agree on the amount, conditions, and form of payment of Compagas’ margin set forth under item 11.6 of the Natural Gas Purchase and Sale Agreement signed on 30 May 2000 between COPEL and Compagas, to be paid by COPEL Generation to Compagas.

e) UEG Araucária Ltda.

History of the litigation:

Pursuant to the Contract for Quota Transfer and Other Covenants signed on 30 May 2006, UEG Araucária and COPEL jointly requested the cancellation of the arbitration proceedings before the International Chamber of Commerce in France and of the pending lawsuits at Paraná State courts, which dealt with the legality and applicability of certain provisions of the capacity purchase agreement signed by both companies on 31 May 2000. As of the date of this report, some of the joint requests for cancellation have already been approved, while others, which are not at risk of being contested or rejected by the authorities, should be approved in the next few weeks. Furthermore, the contract provides for irrevocable release of both parties and their subsidiaries and controlling parties, thus putting an end to all existing disputes for all legal purposes.

The reversion of the provision carried out by Company management on 30 June 2003, which was based not only on a report by the Civil Law Institute (IDC) but also on the understanding that the agreement between the parties was null and void, turned out to be the right decision. There is no longer any reason to justify the maintenance of any provisions in connection with the settled dispute.

Buyout of El Paso’s interest in UEG Araucária:

COPEL, in compliance with CVM Instruction no. 358/2002, disclosed to the market, on 17 February 2006, the signature of a Letter of Intent between the Company and El Paso Energy Araucária Company, which contained the parameters and guidelines of the negotiations which culminated in the signature, on 30 May 2006, of the Contract for Quota Transfer and Other Covenants.

The main items agreed on at the time of negotiations, which were implemented when the Contract for Quota Transfer and Other Covenants was signed or shortly thereafter, were:

1) COPEL acquired all the quotas in UEG Araucária Ltda. owned by El Paso, which represents 60% of the company’s capital, for an amount equal to US$ 190,000 (one hundred and ninety million dollars);

2) The purchase price was fully paid to Aquamarine Power Holdings, LLC, the owner of all quotas in El Paso Empreendimentos e Participações Ltda., which in turn held the quotas which correspond to 60% of UEG Araucária's capital;

3) The completion of the transaction received prior approval by ANEEL, by the Legislative Assembly of the State of Paraná, and by the administrative bodies of El Paso and COPEL;

4) The joint request for cancellation of the lawsuits and of the arbitration proceedings before State courts and the International Chamber of Commerce in Paris.

Operational Plan for the Araucária Thermal Power Plant:

In order to settle the pending dispute between COPEL and UEG Araucária, which started in 2003, involving significant amounts of money, COPEL acquired El Paso’s interest in UEG Araucária, for an amount fully compatible with the resources invested in the Araucária facility. Furthermore, COPEL’s corporate planning includes the strategic goal of increasing power generation revenues, which can be achieved by increasing the number of generation sources. The acquisition of El Paso’s interest in UEG Araucária contributes to the achievement of such goal.

The power generated at the facility shall be made available under long-term agreements at the Electric Energy Trading Chamber (CCEE) auctions, with supply starting in 2010 or 2011. On 6 March 2006, COPEL and Petrobras signed a Letter of Intent under which Petrobras will make its best efforts to meet the fuel supply requirements for the operation of UEG Araucária, by providing either natural gas or an alternative fuel.

Should natural gas supply be viable, the commercial conditions for such supply shall be set upon the signature of a new supply contract and shall reflect the new fuel purchase costs and incremental transport rates. In the case of an alternative fuel, the commercial conditions for such supply shall be the market standard ones, taking into consideration the supply chain.

From 2006 through 2009, the facility may be operated to supply the interconnected system or to supply short-term energy, depending on the availability of fuel.

COPEL has already obtained the renewal, by the Environmental Institute of Paraná (IAP), of the facility's environmental operation license for natural gas operation, which had expired in 2004. The request for an environmental license for operation with alternative fuels shall be submitted soon.

f) Signature of an agreement with Petrobras

On 7 March 2006, by means of a report of material fact issued to the market, COPEL made public that on the day before it had signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. The basic terms of such settlement had been made public by means of a report of material fact on 24 February 2006. Under the Out-of-Court Agreement, COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150 million debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010. However, the conclusion of this transaction and the consolidation of its financial and accounting effects were subject to two preceding conditions:

1) The approval by ANEEL of the pledge by COPEL Generation of its receivables as guarantee of payment of the debt it acknowledged to Petrobras; such condition was met by means of Ruling no. 769, dated 13 April 2006, published on the Federal Register on 17 April 2006, whereby the Agency approved such pledge of COPEL Generation receivables corresponding to 2.56% of its net revenues; and

2) The negotiation with Compagas of amounts and payment conditions (i) of the penalties (contractual penalties and delinquent interest) under the Natural Gas Purchase and Sale Agreement signed by COPEL Generation and Compagas on 5 June 2002 – in light of the Out-of-Court Agreement between Petrobras and COPEL, which settled the principal amount of such gas purchase agreement, these penalties under the original agreement should be considered settled; and (ii) of the margin owed by COPEL to Compagas in connection with the take or pay and ship or pay volumes under the Natural Gas Purchase and Sale Agreement, which are not included under the Out-of-Court Settlement and the confession of indebtedness negotiated with Petrobras, which only covers the principal amount of debt.

The negotiation and payment by COPEL Generation of the amounts referred to in item 2 above, including the joint acknowledgement that said contractual penalties have been cancelled, were concluded in May 2006, since they were a condition for the conclusion of the Out-of-Court Agreement between Petrobras, Compagas, COPEL Generation, and COPEL. Accordingly, the provisions accrued by COPEL until then, as discussed in item "c", were reversed to cover all the payments under the Natural Gas Purchase and Sale Agreement (principal amount, contractual penalties, delinquent interest, and margin), so that the corresponding result (reduction of liabilities) was reflected in the accounting of the first half of 2006.

g) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with COPEL Distribution. Both cases were ruled in favor of the plaintiffs, so COPEL Distribution was sentenced to paying the claimed amounts plus legal fees.

The agreements submitted to arbitration are subject to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements are null and void since they are damaging to the Company’s assets.

COPEL also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on COPEL on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

COPEL also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on 30 September 2005.

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. submitted a rebuttal, and the lawsuit was forwarded to the Public Prosecution Service for review and opinion. As of the date of this report, no opinion has been issued by the Service.

Rio Pedrinho Energética and Consórcio Salto Natal filed suit for execution of the arbitration rulings against COPEL Distribution.

COPEL Distribution was served with summons and submitted a list of assets for attachment.

The total amount involved in the execution of the arbitration ruling is approximately R$ 60,000, which is fully covered by a corresponding provision.

COPEL will request a stay of execution to dispute the validity of the arbitration rulings, which is already being discussed in the ongoing lawsuit no. 950/2005.

20 Accrued Payroll Costs

		Consolidated

	06.30.2006	03.31.2006
Payroll
Payroll, net	422	32,617
Taxes and social contributions	16,549	15,994
Assignments to third parties	2	31
	16,973	48,642
Labor provisions
Paid vacation and annual bonus ("13th salary")	56,591	45,289
Social charges on paid vacation and annual bonus	20,266	15,551
	76,857	60,840

	93,830	109,482

21 Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação COPEL, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

In 1998, a new plan (Pension and Healthcare Plan III) was set up, and users migrated to it. With the constitution of COPEL’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação COPEL to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated 13 December 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (Note 31).

	Pension	Healthcare	Consolidated
	plan	plan	Total

Estimated total			2006
Cost of current service	6,774	7,182	13,956
Estimated interest expense	369,279	52,728	422,007
Expected return on plan assets	(320,618)	(9,161)	(329,779)
Estimated contributions by employees	(28,667)	-	(28,667)
Amortization of gains and losses	24,434	-	24,434

	51,202	50,749	101,951

22 Regulatory Charges

			Consolidated

		06.30.2006	03.31.2006
Fuel Consumption Account - CCC		15,750	25,852
Energy Development Account - CDE		13,258	13,689
Financial compensation for the use of water resources		5,442	8,927
Global Reversal Reserve - RGR		5,208	5,282
Inspection fee - ANEEL		1,350	1,264
Emergency capacity charges		973	3,420
RGR - 2004 outstanding balance		685	979
Other charges		-	16

		42,666	59,429

	Current liabilities	42,666	59,429
	Long-term liabilities	-	-

23 Research and Development and Energy Efficiency

		Consolidated

	06.30.2006	03.31.2006
Research and Development - R & D	95,981	49,239
Energy Efficiency Program - EEP	51,927	40,736

	147,908	89,975

ANEEL Resolution no. 176, dated 28 November 2005, set forth criteria for the application of funds in Energy Efficiency Programs – EEP by power distribution concession and permission holders, pursuant to the regulations issued by the regulatory agency. Under the same Resolution, the Manual for the Energy Efficiency Program was approved.

This Manual sets rules for accounting for costs incurred with the EEP, establishing, for purposes of accounting for liabilities and income, the same billing month of the revenues collected from electricity consumers and establishing that interest will be applied to the balance of liabilities starting in the month subsequent to billing until the month when funds are actually applied, calculated daily based on the Selic rate.

In June 2006, in order to comply with the provisions of the aforementioned ANEEL Resolution, the Company revised the calculation of the amount of funds to be applied in the energy efficiency and research and development programs from 2002 through 2005, complementing the adjustment from previous years recorded in December 2005, as follows:

	EEP	R&D	Total

Adjustment to retained earnings
R & D and energy efficiency (current liabilities)	11,732	44,344	56,076
Taxes paid in advance (current assets)	(3,989)	(15,077)	(19,066)

	7,743	29,267	37,010

24 Other Accounts Payable

		Consolidated

	06.30.2006	03.31.2006
Current liabilities
Concession charges - ANEEL grant	13,520	9,319
Collected public lighting charge	12,943	15,558
Customers - other	3,123	2,878
Refund - universalization works ahead of schedule	2,039	489
Pledged collateral	1,462	450
Compulsory loan - Eletrobrás	555	2,468
Returned bills	423	425
Other liabilities	3,283	3,260

	37,348	34,847

25 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s judicial deposits and provisions for contingencies are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
		Parent Company		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Civil:
Civil and fiscal claims	-	-	28	28
	-	-	28	28
Tax:
Cofins (a)	-	-	197,549	197,549
Pasep	14,190	14,118	14,407	14,336
INSS (b)	48,014	48,014	25,625	25,625
INSS - Refis (c)	-	-	72,986	72,053
Federal taxes	-	-	18,042	18,042
	62,204	62,132	328,609	327,605

	62,204	62,132	328,637	327,633

The consolidated balances are shown below:

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
		Consolidated		Consolidated

	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Labor	68,661	67,150	82,621	82,646
Civil:
Civil and fiscal claims	11,147	10,970	32,017	32,021
Customers	1,653	1,652	20,069	20,069
Rights of way	6,875	6,873	13,384	13,384
Condemnations	-	-	7,776	7,776
Suppliers	-	-	48,770	-
	19,675	19,495	122,016	73,250
Tax:
Cofins (a)	-	-	197,549	197,549
Pasep	14,190	14,118	14,407	14,336
INSS (b)	48,014	48,014	25,625	25,625
INSS - Refis (c)	-	-	72,986	72,053
Federal taxes	-	-	34,010	30,741
	62,204	62,132	344,577	340,304

Other judicial deposits	985	998	-	-

	151,525	149,775	549,214	496,200

a) Cofins tax

On 18 August 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On 10 August 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on 21 November 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On 14 December 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on 8 December, based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest and penalties, particularly in connection with amounts not collected between September 1998 and June 2001. Thus, the provision does not include the amounts charged by the Federal Revenue Service by means of a tax assessment notice for the period from January through December 1997, in the restated amount of R$ 112,982, since the Company’s legal counsel believes such charge has been imposed with no legal grounds.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against COPEL. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, COPEL filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for 2 December 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On 2 June 2005, the Federal Court resumed trial and accepted, by majority vote, COPEL’s claim of lapsing of right to take legal action, and on 3 August 2005, the ruling was published.

The Federal Government filed a Special Appeal on 19 September 2005, and COPEL submitted its brief of appellee. After admissibility review, the appeal was accepted by the 4th District Federal Court, to which COPEL responded by filing a request for clarification, with a view to overruling the decision that accepted the appeal. For technical reasons, the Company later withdrew this request for clarification; such withdrawal was duly registered. On 25 April 2006, the Company filed a special appeal before the Superior Court of Justice, under no. 855687.

This provision was not included in the REFIS Program because COPEL believes, based on the opinion of several legal scholars, it is possible that these lawsuits will be judged in favor of the Company.

b) National Social Security Service (INSS)

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

c) Tax recovery program - REFIS

In 2000, the Company included a total debt of R$ 89,766 in the Tax Recovery Program (REFIS), established by Law no. 9,964, dated 10 April 2000. This liability resulted from tax charges owed to the National Institute of Social Security (INSS), out of which R$ 45,766, corresponding to interest, were settled using credits from income tax and social contribution losses purchased from third parties. As the Brazilian Internal Revenue Service (SRF) has not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of 30 June 2006, amounts to R$ 72,986, net.

On 31 July 2006, however, COPEL learned about the decision by the SRF to reject the request for use of third-party credits resulting from tax losses. Thus, the Company is currently considering including such debt in the Tax Recovery Program established by Provisional Measure no. 303 of 29 June 2006, in order to pay it off in installments, taking advantage of the benefits afforded under such program. Since any such decision, in light of the deadlines established by the provisional measure, will only be made in the next quarter, the Company, as of the date of this report, is conservatively maintaining the provision according to its restated amount.

26 Share Capital

As of 30 June 2006, COPEL’s paid in share capital, represented by shares with no par value, was R$ 3,480,000. The different classes of shares and main shareholders are detailed below:

							In thousands of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
BNDESPAR	38,298,775	26.4	-	-	27,282,007	21.3	65,580,782	24.0
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
Free float (Brazil)	15,252,992	10.5	120,764	29.9	70,037,671	54.6	85,411,427	31.2
Free float (ADSs)	4,328,835	3.0	-	-	30,744,903	24.0	35,073,738	12.8
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other shareholders	406,945	0.3	267,875	66.5	156,359	0.1	831,179	0.2

	145,031,081	100.0	403,355	100.0	128,220,940	100.0	273,655,376	100.0

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27 Gross Revenues from Sales and/or Services

		Consolidated

	06.30.2006	06.30.2005
Sales of power to final customers
Residential	979,677	907,678
Industrial	845,017	758,625
Commercial, services, and other activities	586,560	528,495
Rural	128,923	122,986
Public agencies	87,108	78,957
Public lighting	72,807	69,214
Public services	64,660	57,892
	2,764,752	2,523,847
Sales of power to distributors
Contracts with small distributors	16,209	19,206
Auction - CCEAR	306,359	214,511
Bilateral contracts	226,551	204,081
Electric Energy Trading Chamber - CCEE	21,662	26,922
	570,781	464,720
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)	70,148	66,974
Basic Network - rate for the use of the transmission system (TUST)	73,067	63,768
Connection grid	91	86
	143,306	130,828
Revenues from telecommunications
Data communication and telecommunications services	26,690	25,596
	26,690	25,596
Piped gas distribution
Sales of natural gas	105,799	84,479
	105,799	84,479
Other operating revenues
Revenues from services	6,731	5,831
Leases and rents	19,062	22,350
Subsidy - CCC	-	9,216
Charged service	3,631	3,893
Other revenues	620	343
	30,044	41,633

	3,641,372	3,271,103

28 Deductions from Gross Revenues

		Consolidated

	06.30.2006	06.30.2005
Taxes and social contributions on revenues
Cofins	243,821	144,380
Pasep	54,325	31,622
ICMS	709,428	655,835
ISSQN	866	466
	1,008,440	832,303
Customer charges
Global Reversal Reserve (RGR) quota	26,573	31,479
Emergency capacity charges	938	50,854
	27,511	82,333

Other deductions from revenues	-	128

	1,035,951	914,764

29 Power Purchased for Resale

		Consolidated

	06.30.2006	06.30.2005
Eletrobrás (Itaipu)	135,549	255,718
Cia. de Interconexão Energética - Cien	109,679	156,307
Furnas Centrais Elétricas S.A. - auction	131,109	89,093
Companhia Hidro Elétrica do São Francisco - auction	76,251	62,726
Itiquira Energética S.A.	43,360	38,914
Companhia Energética de São Paulo - auction	43,802	23,612
Dona Francisca Energética S.A.	24,421	24,783
Electric Energy Trading Chamber - CCEE	12,715	23,164
Power purchased for resale - passive Portion A (CVA)	58,576	52,392
Other utilities - auction	72,585	45,246
Recoverable power surplus - auction	(23,447)	-
Other utilities	2,566	12,664

	687,166	784,619

30 Payroll

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Wages and salaries	2,081	1,665	197,520	187,821
Social charges on payroll	499	348	70,907	67,251
Meal assistance and education allowance	-	-	20,975	17,076
Labor indemnifications	-	-	3,020	305
(-) Transfers to construction in progress	-	-	(22,669)	(18,429)

	2,580	2,013	269,753	254,024

31 Pension Plan and Healthcare Plan

	Pension	Healthcare
	plan	plan		Consolidated

			06.30.2006	06.30.2005
Actuarial calculation	25,601	25,375	50,976	38,903
Benefit complement to current employees	52	9,960	10,012	10,126

	25,653	35,335	60,988	49,029

32 Materials and Supplies

		Consolidated

	06.30.2006	06.30.2005
Fuel and vehicle parts	12,188	9,843
Materials for the electric system	11,689	9,817
Cafeteria supplies	1,593	1,697
Office supplies	1,212	1,194
Materials for civil construction	1,200	1,230
Safety supplies	763	829
Information technology equipment and supplies	667	1,875
Tools	631	633
Lodging supplies	609	625
Other materials	2,754	2,981

	33,306	30,724

33 Raw Materials and Supplies for Power Generation

		Consolidated

	06.30.2006	06.30.2005
Fuel for power generation	9,268	9,215
Natural gas for power generation	38	-
Raw materials and supplies for power generation - Petrobras renegotiation	(298,115)	-
Other supplies	116	117

	(288,693)	9,332

As described in Note 19, due to the accounting of the agreement with Petrobras, a deduction of R$ 298,115, the amount originally billed, was recorded under this item.

34 Natural Gas and Supplies for the Gas Business

		Consolidated

	06.30.2006	06.30.2005
Natural gas purchased for resale	51,137	140,640
Other supplies	152	80

	51,289	140,720

The acquired gas is used in Compagas’ operations.

35 Third-Party Services

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Technical, scientific, and administrative consulting	511	347	12,251	9,378
Power grid maintenance	-	-	9,376	10,605
Postal services	-	9	9,211	7,821
Authorized and registered agents	-	-	9,080	6,656
Data processing and transmission	-	-	7,334	6,912
Telephone services	-	-	6,283	7,141
Administrative support services	-	94	5,652	5,816
Travel	33	142	4,770	3,451
Security	-	-	4,386	3,270
Meter reading and bill delivery	-	-	3,654	3,710
Customer service	-	-	3,355	3,622
Civil maintenance services	-	-	3,283	1,920
Personnel training	4	96	2,354	1,934
Facilities - services in "green areas"	-	-	2,235	1,404
Vehicles - maintenance and repairs	-	-	1,798	1,548
Advertising	91	178	1,618	1,709
Upkeep of right of way areas	-	-	1,357	443
Cargo shipping	1,075	-	1,329	925
Telecommunications - system maintenance	3	-	1,268	1,148
Telephone operator - corporate entity	-	-	1,262	1,325
Legal fees	100	92	1,201	1,125
Auditing	80	1,319	928	1,714
Management of franchisees	-	-	925	1,549
Other services	705	69	8,047	8,339

	2,602	2,346	102,957	93,465

36 Regulatory Charges

		Consolidated

	06.30.2006	06.30.2005

Fuel Consumption Account - CCC	115,891	114,588
Financial compensation for the use of water resources	22,801	27,854
Inspection fee - ANEEL	7,538	5,438
Energy Development Account - CDE	75,410	70,069

	221,640	217,949

37 Research and Development and Energy Efficiency

		Consolidated

	06.30.2006	06.30.2005

Research and Development Program - R & D	9,548	6
Energy Efficiency Program - EEP	5,127	-
Ministry of Mines and Energy - MME	4,774	-
National Scientific and Technological Development Fund - NSTD	9,548	5,376

	28,997	5,382

The expenses under the R & D and Energy Efficiency Programs for 2005 were mostly recorded in December, in the amount of R$ 29,681 (plus R$ 5,067 in 2006, as discussed in Note 23). Out of this total, the amount of R$ 22,612 corresponds to the first half of 2005 and was not recorded in the quarterly information as of 30 June 2005. Out of this amount, R$ 17,578 correspond to R & D, and R$ 5,034 to EEP.

38 Other Operating Expenses

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Provisions for contingencies	-	-	48,770	-
Provision for doubtful accounts -
customers and suppliers (note 5)	-	-	37,503	43,112
Provision for doubtful accounts -
third-party services and other creditors	5,408	-	5,696	167
Advertising	1,754	1,620	9,428	1,876
Leases and rents	55	58	9,123	8,516
Concession charge - ANEEL grant	-	-	7,773	-
Insurance	1	1	3,979	2,168
Own power consumption	-	-	2,960	2,555
Indemnifications	-	-	927	1,203
Donations, contributions, and subsidies	-	-	899	1,371
General expenses	330	-	11,364	2,929

	7,548	1,679	138,422	63,897

39 Financial Income (Losses)

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Financial revenues
Discounts (Note 19.c)	-	-	283,198	-
Income from financial investments	173	3,854	79,229	38,061
Interest and commissions	858	1,314	46,042	65,121
Penalties on overdue bills	-	-	39,597	39,120
SELIC interest rate on Portion A (CVA)	-	-	29,089	14,536
Gains on transactions with derivatives (Note 44)	22,423	-	22,423	-
Monetary variations	1	-	15,320	19,335
Interest on taxes paid in advance	3,128	1,839	4,313	9,345
Interest on generator reimbursement rights	-	-	4,003	-
Other financial revenues	6	13	6,517	3,944
(-) taxes and social contribution on financial revenues	-	-	-	-
	26,589	7,020	529,731	189,462
(-) Financial expenses
Debt charges	44,650	24,468	107,697	103,572
CPMF and IOF taxes	2,710	3,777	22,020	17,965
SELIC interest rate on Portion A (CVA)	-	-	17,004	2,126
Monetary and exchange variations	1,321	1	9,862	(60,475)
Pasep/Cofins on interest on capital	7,400	-	7,518	100
Interest on R&D and EEP	-	-	3,875	-
Overdue tax penalties	1	554	2,843	5,676
Fines and other	414	-	2,213	80
Interest on tax installments	1,962	2,239	1,962	2,239
Contractual penalties - Compagas	-	-	-	83,156
Interest on transactions with derivatives (Note 44)	-	-	-	41,952
Other financial expenses	1,444	1,011	2,152	4,016
	59,902	32,050	177,146	200,407

	(33,313)	(25,030)	352,585	(10,945)

40 Equity in Investees and Subsidiaries

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Equity in the results of subsidiaries and investees
Copel Generation	603,425	47,620	-	-
Copel Transmission	68,068	62,402	-	-
Copel Distribution	152,452	79,381	-	-
Copel Telecommunications	2,957	(570)	-	-
Copel Corporate Partnerships	(28,040)	29,994	-	-
Investees (a)	-	-	1,165	8,383
	798,862	218,827	1,165	8,383
Interests in other companies
Dividends	150	191	150	191
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(2,114)	(2,114)
Sercomtel Celular S.A.	-	-	(290)	(290)
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	(189)	-
	-	-	(2,593)	(2,404)
	150	191	(2,443)	(2,213)

	799,012	219,018	(1,278)	6,170

a) Equity in the results of investees

	Net income (losses)		COPEL's		Consolidated
		of investee	stake	Equity in the results

	06.30.2006	06.30.2005	(%)	06.30.2006	06.30.2005
Sercomtel S.A. - Telecomunicações	(2,228)	(1,435)	45.00	(4,971)	(102)
Sercomtel Celular S.A.	(965)	(1,352)	45.00	(434)	(608)
Dominó Holdings S.A.	36,146	41,538	15.00	5,422	6,171
Escoelectric Ltda.	(2,109)	(1,413)	40.00	-	(222)
Copel Amec S/C Ltda.	44	126	48.00	21	60
Dona Francisca Energética S.A.	5,706	5,813	23.03	220	-
Carbocampel S.A.	(19)	(16)	49.00	(10)	(8)
Braspower International Engineering S/C Ltda.	(58)	(92)	49.00	-	-
Centrais Eólicas do Paraná Ltda.	265	418	30.00	80	125
Foz do Chopim Energética Ltda.	2,341	8,294	35.77	837	2,967

				1,165	8,383

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the “pro forma” balance sheets of investee Sercomtel S.A. Telecomunicações as of 30 June 2006, which reflect exceptions included in the auditing reports on such company, COPEL recognized an equity method loss of R$ 3,968 in the first quarter of 2006. This amount refers to the equity loss by COPEL arising from investments made by Sercomtel in other companies, which recorded a provision for unsecured liabilities.

The Company also recorded R$ 1,003 in losses, due to the losses recorded by Sercomtel S.A. Telecomunicações during the first half of the year.

41 Non-Operating Income (Losses)

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Revenues
Gains on the write-off of property and rights	-	-	3,117	2,273
Gains on the sale of property and rights	-	-	-	2,582
Other non-operating revenues	412	-	416	-
(-) Cofins/Pasep taxes	(38)	-	(327)	(254)
	374	-	3,206	4,601
(-) Expenses
Losses on the write-off of property and rights	-	-	6,427	8,284
Losses on the sale of property and rights	-	-	15	958
Equity in the results of UEG Araucária	-	-	40,986	-
Other non-operating expenses	-	-	664	589
	-	-	48,092	9,831

	374	-	(44,886)	(5,230)

Due to the acquisition by COPEL of a controlling interest in UEG Araucária Ltda., such investment is now appraised under the equity method. The initial adjustment resulting from this change in accounting, in the amount of R$ 40,986, was recorded as a non-operating expense, pursuant to article 38 of CVM Instruction no. 247/1996.

42 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on 12 November 2004.

CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. Such data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

On 16 July 2002, the Company and COPEL Distribution filed a lawsuit pleading a preliminary injunction to suspend: a) the effects of ANEEL Ruling no. 288/2002, ordering ANEEL to refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002 or, if any other accounting has already been made, that its effects be suspended; and b) the effects of article 1, first paragraph, of ANEEL Resolution no. 395/2002.

On final ruling, the plaintiffs plead for: a) a declaration of inapplicability of ANEEL Ruling no. 288 and, in the event a new accounting has been made, that it be declared null and void; b) the sentencing of ANEEL, to have it refrain from taking any measures that result in changes to the figures in the accounting for 2000, 2001, and the first quarter of 2002, carried out by MAE on 13 March 2002; c) the declaration of inapplicability of article 1, first paragraph, of ANEEL Resolution no. 395/2002 to both companies; and d) the sentencing of ANEEL to payment of reparations for the damages caused, to be calculated at the time of settlement of such sentence.

On 7 August 2002, the request for preliminary injunction was rejected, so that on 13 August 2002, the companies filed an interlocutory appeal to suspend the ruling that rejected the preliminary injunction.

On 27 August 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

On 9 September 2002, ANEEL filed for reconsideration of the ruling in favor of the suspension, which was rejected. On 2 November 2002, COPEL filed a petition before the Superior Court of Justice with an attached copy of such ruling. On 29 August 2003, the lawsuit was submitted to the presiding judge for trial. No ruling has been issued as of the date of these quarterly financial statements.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of COPEL’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of 30 June 2006, the estimated amount of discrepancies in calculation was approximately R$ 635,000, which has not been recognized by the Company as a liability for spot market energy.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL	Elejor
	Generation	Distribution			Consolidated

				06.30.2006	03.31.2006
Current assets (Note 4)
Until December 2005	98	-	-	98	107
From January through March 2006	-	-	-	-	4,874
From April through June 2006	-	11,636	-	11,636	-
	98	11,636	-	11,734	4,981
Current liabilities (Note 19)
From January through March 2006	-	-	-	-	1,581
From April through June 2006	5,723	-	906	6,629	-
	5,723	-	906	6,629	1,581

Changes in spot-market energy amounts (CCEE) in the second quarter of 2006 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	03.31.2006			06.30.2006
Current assets (Note 4)
Until December 2005	107	(9)	-	98
From January through March 2006	4,874	(5,705)	831	-
From April through June 2006	-	(3,793)	15,429	11,636
	4,981	(9,507)	16,260	11,734
(-) Current liabilities (Note 19)
From January through March 2006	1,581	(1,474)	(107)	-
From April through June 2006	-	(1,255)	7,884	6,629
	1,581	(2,729)	7,777	6,629

Net total	3,400	(6,778)	8,483	5,105

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by COPEL itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated 16 May 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

43 Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Income (losses) before IRPJ and CSLL	751,575	186,955	1,167,328	316,506
IRPJ and CSLL (34%)	(255,536)	(63,565)	(396,892)	(107,612)
Tax effects on:
Equity in the results of investees	244,413	74,401	(13,973)	-
Excess private pension plan contribution	-	-	(7,634)	-
Other	(51)	(1,131)	(1,387)	(2,661)
Tax effects on:
IRPJ and CSLL (34%)	(11,174)	9,705	(419,886)	(110,273)

IRPJ = Corporate Income Tax
CSLL = Social Contribution on Net Income

44 Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on 29 May 2006 and on 1 June 2006, restated according to the contractual rates. The realized gain due to the positive result of these transactions, in the amount of R$ 22,423, is recorded under financial income for the first half of 2006.

45 Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		06.30.2006	03.31.2006
Current Assets
Braspower I. Engineering S/C Ltda.	Employee loan	992	992
Government of the State of Paraná	Employee loan	1,076	1,076
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 8)	33,057	32,337

Long-term receivables
Foz do Chopim Energética Ltda.	Loan agreement (Note 14)	36,040	35,722
Government of the State of Paraná	Recoverable Rate Deficit - CRC (Note 8)	1,148,281	1,144,591

Current liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 17)	6,392	6,366
Centrais Eólicas do Paraná Ltda.	Purchase of power	3,260	2,938
Dona Francisca Energética S.A.	Purchase of power (Note 19)	4,047	4,182
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	241	228
Eletrobrás	Financing (Note 17)	46,351	46,163
Eletrobrás (Itaipu)	Purchase of power (Note 19)	62,490	60,666
Foz do Chopim Energética Ltda.	Purchase of power (Note 19)	70,233	69,751
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 19)	23,115	18,199
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	59	29
.
Long-term liabilities
BNDES	Financing for machinery, construction,
	facilities and services (Note 17)	28,817	30,292
Eletrobrás	Financing (Note 17)	290,641	301,836
Eletrobrás	Restatement of Elejor shares to be
	repurchased from Eletrobrás (Note 17)	40,554	36,874
Petróleo Brasileiro S.A. - Petrobras	Purchase of gas for resale (Note 19)	267	268
	Purchase of gas for resale -
Petróleo Brasileiro S.A. - Petrobras	renegotiation (nota 19)	159,303	-

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		06.30.2006	06.30.2005
Power purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of power	393	423
Dona Francisca Energética S.A.	Purchase of power (Note 29)	24,421	24,783
Eletrobrás (Itaipu)	Purchase of power (Note 29)	135,549	255,718

Personnel
	Reimbursement of salaries of
Dutopar Participações Ltda.	loaned employees	161	142
	Reimbursement of salaries of
Petróleo Brasileiro S.A. - Petrobras	loaned employees	159	171

Raw materials and supplies for power generation
Petróleo Brasileiro S.A. - Petrobras	Natural gas purchased for power generation -
	- renegotiation - Petrobras (Note 33)	(298,115)	-
Natural gas and supplies for the gas business
Petróleo Brasileiro S.A. - Petrobras	Purchase of natural gas for resale (note 34)	51,137	140,640

Other operating expenses
Government of the State of Paraná	Recovery of expenses with employee loan	(83)	(216)

Financial revenues
Foz do Chopim Energética Ltda.	Revenues under loan agreement	858	1,250
Government of the State of Paraná	Revenues under CRC agreement	52,671	56,299

Financial expenses
BNDES	Expenses with the financing for machinery,
	construction, facilities, and services	1,866	2,038
Centrais Eólicas do Paraná Ltda.	Penalty under power purchase agreement	216	122
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	989	1,013
Eletrobrás	Charges on financing	14,943	17,301

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of 30 June 2006) of R$ 48,389 and R$ 28,337, respectively.

Dutopar Participações Ltda. and Petróleo Brasileiro S.A. - Petrobras – Both companies are minority shareholders of Compagas.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

Eletrobrás holds some preferred shares of Elejor. Such stake shall be reacquired in 32 consecutive quarterly installments, starting in the 24th month from the beginning of commercial operation of the project, which will take place after the last generating unit enters operation, scheduled for 31 August 2006. Thus, the first payment may be expected in August 2008, restated according to the IGP-M/FGV index between the date the shares were paid in and the actual payment date, plus interest of 12% p.a. (Note 17).

Petróleo Brasileiro S.A – Petrobras – Petrobras is a minority shareholder of Compagas, through subsidiary Petrobras Gás S.A. - Gaspetro.

UEG Araucária Ltda. - The Company has signed a capacity purchase agreement with UEG Araucária. The validity of this agreement is the subject of pending litigation between the parties (Note 19.b).

46 Energy Auction

On 16 December 2005, the First Auction of Power from New Projects took place, based on the new framework for the power sector. A total of 564,075 GWh were negotiated, at an average price of R$ 121.20/MWh, for delivery in 2008, 2009, and 2010. Power contracts from both thermal and hydraulic sources were offered, with 15 and 30 year terms, respectively. COPEL has acquired the following volumes:

Year	Hydraulic source	Thermal source
	(GWh)	(GWh)

2008	951	3,755
2009	857	7,964
2010	17,437	8,455

Source: CCEE

The Second Auction of Power from New Projects took place on 29 June 2006. It is an A-3 auction, for delivery starting in January 2009. Due to the low discrepancy between actual and estimated market demand and to the redistribution of Itaipu quotas, COPEL did not acquire power at this auction.

The power acquired at the first auction is sufficient to meet the entire market demand in 2009. The increased Itaipu quota shall be absorved by the lack of purchases for 2008 and 2009. The new Itaipu quota was calculated based on the billed market of distribution companies in 2004 and will be effective in January 2008. Pursuant to ANEEL Resolution no. 218/2006, any surpluses or deficits resulting from the redistribution of Itaipu quotas shall be offset with priority through the Surplus and Deficit Offsetting Mechanism (MCSD).

The Third A-5 Auction of Power from New Projects is scheduled for 6 September 2006. At this event, power from hydraulic sources will be offered for 30-year terms, and power from thermal sources will be offered for 15-year terms.

In August 2005, COPEL Distribution used the MCSD to adjust its procurement levels on account of the assignment of free customers to COPEL Generation. In December 2005, the Company used the MCSD again, this time to acquire power from existing facilities for 2006 and 2007, in order to reduce purchases from new facilities. Recently, in April 2006, COPEL resorted yet again to the MCSD to reduce its power commitments, as a result of the migration of customers to the unregulated or free procurement environment.

In terms of rates, in 2005 the most noteworthy events were the exclusion of PIS-Pasep/Cofins taxes from the power rate structure, the modification of the application of the Rate Adjustment Index (IRT) formula, the signature of an amendment to COPEL Distribution’s concession agreement, and the publication of Resolution no. 166/2005, which established a new method of calculation of the Rate for the Use of the Distribution System – TUSD and the Energy Rate – TE.

In 2005, the regulatory agency for the power sector started the process of making improvements to the rate review mechanism by means of the Technical Forum for Integration between ANEEL and Society; all contributions that are accepted shall be incorporated and applied to the Second Cycle of Rate Review.

COPEL, in association with ABRADEE, prepared proposals to improve the Return Basis, the Reference Company, the X Factor, and WACC. These proposals are based on a clear, solid, and consistent rate review methodology, which shall increase the transparency of the process and ensure its reproduction, reducing subjectivity in its application and striving for simplicity without compromising accuracy.

47 Wholly-Owned Subsidiaries

Below are the financial statements as of 30 June 2006 of the wholly-owned subsidiaries COPEL Generation - GER, COPEL Transmission - TRA, COPEL Distribution – DIS, COPEL Telecommunications – TEL, and COPEL Corporate Partnerships – PAR (consolidated):

ASSETS	GER	TRA	DIS	TEL	PAR Consolidated

Current Assets
Cash in hand	291,119	27,705	248,933	4,700	117,121
Customers and distributors, net	149,973	47,501	704,338	-	47,673
Services to third parties, net	1,744	164	17	10,164	-
Dividends receivable	-	-	-	-	1,414
Construction in progress	1,984	3,310	9,192	-	231
CRC transferred to the Government of Paraná	-	-	33,057	-	-
Taxes and social contributions paid in advance	32,191	11,741	158,919	2,455	8,389
Account for compensation of Portion A	-	-	139,427	-	-
Pasep/Cofins regulatory asset	-	-	13,102	-	-
Collaterals and escrow deposits	4,592	-	16,489	-	186
Advance payments	488	326	16,237	30	2,486
Other receivables	9,370	5,431	35,978	1,305	5,661
Inventories	179	8,600	22,897	6,602	527
	491,640	104,778	1,398,586	25,256	183,688
Long-Term Receivables
Customers and distributors	138,965	-	74,509	-	-
CRC transferred to the State Government of Paraná	-	-	1,148,281	-	-
Taxes and social contribution paid in advance	56,868	34,781	218,560	9,609	11,002
Judicial deposits	7,893	16,247	64,785	385	12
Account for compensation of Portion A	-	-	9,211	-	-
Pasep/Cofins regulatory asset	-	20,361	-	-	-
Collaterals and escrow deposits	-	4,741	17,973	-	-
Subsidiaries, investees, and parent company	330,692	-	-	-	-
Advance payments	3,534	-	7,477	-	431
Property and rights assigned for sale	-	-	-	-	1,694
Other receivables	936	56	5,912	-	223
	538,888	76,186	1,546,708	9,994	13,362
Permanent Assets
Investments	4,150	2,257	419	-	425,482
Property, plant, and equipment	2,874,320	1,169,386	1,143,422	181,437	1,199,243
Deferred assets	-	-	-	-	33,665
	2,878,470	1,171,643	1,143,841	181,437	1,658,390

Total Assets	3,908,998	1,352,607	4,089,135	216,687	1,855,440

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR Consolidated

Current Liabilities
Loans and financing	49,591	15,380	18,505	-	6,392
Debentures	-	-	594,464	-	15,890
Suppliers	65,335	6,193	416,900	1,269	30,138
Taxes and social contributions	82,834	24,111	196,058	926	840
Dividends due	-	69,217	12	916	64,662
Payroll and labor provisions	16,012	14,100	57,241	4,745	1,622
Post-employment benefits	25,011	23,435	74,201	5,617	146
Account for compensation of Portion A	-	-	116,889	-	-
Regulatory charges	8,586	1,781	32,188	-	111
R & D and Energy Efficiency	23,233	8,600	115,384	-	691
Concession charge - ANEEL grant	-	-	-	-	13,520
Other accounts payable	15,597	465	20,982	1,060	1,025
	286,199	163,282	1,642,824	14,533	135,037
Long-Term Liabilities
Loans and financing	325,342	71,660	86,808	-	69,371
Debentures	-	-	-	-	256,399
Provisions for contingencies	64,307	41,977	146,727	753	3,270
Debt to related parties	-	-	-	-	500,333
Suppliers	160,193	-	233,189	-	41,461
Taxes and social contribution	-	6,923	19,205	-	16,406
Post-employment benefits	89,451	79,406	289,572	16,476	1,600
Account for compensation of Portion A	-	-	11,702	-	-
	639,293	199,966	787,203	17,229	888,840
Minority interest	-	-	-	-	197,971
Shareholders' Equity
Share capital	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Income reserves	129,472	151,739	-	-	74,657
Accrued income (losses)	515,102	65,231	51,940	(3,670)	(28,040)
	2,983,506	989,359	1,659,108	184,925	633,592

Total Liabilities and Shareholders' Equity	3,908,998	1,352,607	4,089,135	216,687	1,855,440

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR Consolidated

Operating Revenues
Power sales to final customers	70,923	-	2,694,637	-	1,122
Power sales to distributors	564,381	-	38,357	-	37,464
Use of power grid	-	212,491	73,362	-	-
Telecommunications revenues	-	-	-	43,073	-
Distribution of piped gas	-	-	-	-	105,914
Other operating revenues	4,232	1,376	26,314	-	72
Deductions from operating revenues	(93,450)	(28,657)	(885,905)	(6,070)	(21,869)
Net Operating Revenues	546,086	185,210	1,946,765	37,003	122,703

Operating Expenses
Power purchased for resale	(37,114)	-	(717,930)	-	(1,543)
Use of the power grid	(87,563)	-	(332,320)	-	(3,228)
Payroll and pension and healthcare plans	(52,165)	(43,572)	(213,446)	(13,474)	(5,577)
Materials and supplies	(3,868)	(2,108)	(26,359)	(731)	(238)
Raw materials and supplies for power generation	288,578	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(51,289)
Third-party services	(23,228)	(8,542)	(81,156)	(3,221)	(4,104)
Depreciation and amortization	(51,576)	(20,164)	(78,535)	(13,386)	(12,033)
Regulatory charges	(25,014)	(1,655)	(194,441)	-	(530)
R & D and Energy Efficiency	(6,014)	(2,067)	(20,508)	-	(408)
Taxes and social contributions	(456)	(379)	(2,182)	(350)	(117)
Expense recovery	10,132	118	13,485	7	29
Concession charge - ANEEL grant	-	-	-	-	(7,773)
Other operating expenses	(4,052)	(2,009)	(114,767)	(882)	(2,635)
	7,660	(80,378)	(1,768,159)	(32,037)	(89,446)
Result of Operations	553,746	104,832	178,606	4,966	33,257
Financial Income (Losses)
Financial revenues	343,398	3,244	149,049	191	15,773
Financial expenses	(23,453)	(2,733)	(84,533)	(411)	(14,627)
	319,945	511	64,516	(220)	1,146
Equity in Results of Subsidiaries & Investees	-	-	-	-	(1,428)
Operating Income (Losses)	873,691	105,343	243,122	4,746	32,975
Non-Operating Income (Losses)	(41)	(512)	(3,655)	(65)	(40,987)
Income (Losses) Before Taxes	873,650	104,831	239,467	4,681	(8,012)
Income tax and social contribution	(270,225)	(36,763)	(87,015)	(1,724)	(12,987)
Minority interest	-	-	-	-	(7,041)
Net Income (Losses) for the Period	603,425	68,068	152,452	2,957	(28,040)

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

1 Distribution

Customer connections: In June 2006, COPEL supplied energy to 3,297,163 customers (3,222,813 in June 2005). A total of 19,197 new customers were billed compared with March 2006.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of June 2006 was 1,237 km (1,217 km as of June 2005).

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of June 2006 was 1,325 km (692 km in June 2005).

Market breakdown – The generation of energy by COPEL from January through June 2006 was 6,082 GWh (7,155 GWh in the first half of 2005). The Company also purchased energy from Itaipu (2,310 GWh, against 2,318 GWh in the first half of 2005); from CIEN (1,738 GWh, the same amount purchased in the first half of 2005); and from CCEAR (auction) (5,859 GWh, against 4,239 GWh in the first half of 2005), as shown in the flowchart below:

Consumption by customer category (MWh) – Power consumption billed by COPEL in the first half of 2006, including free customers supplied by COPEL Generation, is broken down by customer category on the following table:

Classe			In MWh

	Jan - Jun 2006	Jan - Jun 2005	Variation
Residential	2,392,297	2,332,549	2.6%
Industrial (includes free customers)	3,583,981	3,812,093	-6.0%
Commercial	1,711,413	1,643,737	4.1%
Rural	741,689	724,081	2.4%
Other	917,231	886,521	3.5%

TOTAL	9,346,611	9,398,981	-0.6%

Industrial consumption by sector (MWh) - The next table shows the power consumption by the main industrial sectors, including free customers supplied by COPEL Generation:

Segment			In MWh

	Jan - Jun 2006	Jan - Jun 2005	Variation
Foodstuffs and beverages	1,082,786	1,107,056	-2.2%
Paper, cardboard, and pulp	446,107	431,115	3.5%
Lumber	430,690	472,828	-8.9%
Rubber and plastics	247,402	241,462	2.5%
Motor vehicles	202,190	210,187	-3.8%
Non-metallic minerals	176,559	286,483	-38.4%
Basic metallurgy	168,758	170,520	-1.0%
Chemicals	154,627	253,399	-39.0%

Number of customers – The number of customers billed by COPEL in June 2006 was 3,297,163, representing a growth of 2.3% over the same month of last year.

Category			Customers

	June 2006	June 2005	Variation
Residential	2,597,694	2,532,626	2.6%
Industrial (includes free customers)	55,174	51,131	7.9%
Commercial	274,767	269,911	1.8%
Rural	327,049	327,973	-0.3%
Other	42,479	41,172	3.2%

	3,297,163	3,222,813	2.3%

2 Management

Workforce – COPEL’s workforce at the end of the first half of 2006 amounted to 7,991 employees assigned to the Company’s wholly-owned subsidiaries and 75 employees assigned to the companies controlled by COPEL Corporate Partnerships, as follows:

		Employees

	June 2006	June 2005
Wholly-owned subsidiaries
COPEL Generation	945	824
COPEL Transmission	913	839
COPEL Distribution	5,804	5,026
COPEL Telecommunications	302	250
COPEL Corporate Partnerships	27	26
	7,991	6,965
Companies controlled by COPEL Corporate Partnerships
Compagas	66	67
Elejor	4	4
UEG Araucária (1)	5	-
	75	71

(1) Company controlled as of June 2006.

3 Investor Relations

From January through June 2006, COPEL’s common shares (ON – code CPLE3) and class B preferred shares (PNB – code CPLE6) were traded on 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions. COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of June 2006, was approximately R$ 5,162 million. Out of the 56 securities that make up the Ibovespa index, COPEL’s class B shares ranked 22nd, accounting for 1.4% of the portfolio, with a Beta index of 1.14. Out of the companies that make up the IEE theoretical portfolio, COPEL ranked 8th, accounting for 7.7% of the portfolio. Out of the 28 companies that make up BOVESPA’s corporate sustainability index (ISE), COPEL ranked 15th, accounting for 1.3% of the portfolio.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs, under code ELP), were traded on 100% of the trading sessions.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares were traded, under the code XCOP, on 98% of the trading sessions.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 17.50 per lot of one thousand shares (a 17.6% variation in the first half of 2006), and class B preferred shares were traded at R$ 20.40 per lot of one thousand shares (a 13.4% variation). As reported by NYSE, COPEL’s ADSs had a closing price of US$ 9.30 at the end of the period (a 23.5% variation). On LATIBEX, the Company’s shares had a closing price of 7.58 euros (an 18.8% variation).

Stock performance (January -June 2006)	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	2,255	18	82,484	671
Number of shares (in thousands)	7,801,900	63,430	114,224,100	928,651
Volume (in thousands of reais )	136,358	1,109	2,425,744	19,721
Trading sessions	123	100%	123	100%
Nyse
Number of shares (in thousands)	1,576,900	43,803	49,431,000	395,448
Volume (in thousands of US dollars)	12,456	346	483,157	3,865
Trading sessions	36	29%	125	100%
Latibex
Number of shares (in thousands)	-	-	290,316	2,341
Volume (in thousands of euros)	-	-	2,260	18
Trading sessions	-	-	124	98%

4 Rates

The average rate for sales to final customers in June 2006 reached R$ 214.17/MWh, representing a 4.8% increase over the rate effective in June 2005.

The average rate for the industrial category was raised 13.5%, as the rate adjustment process continues and cross subsidies between high and low voltage customer groups are phased out, in compliance with Decree no. 4,667/2003.

Under ANEEL Resolution no. 345, dated 20 June 2006, COPEL Distribution’s power rates for sales to final customers were increased by 5.12% on average, out of which 4.91% correspond to the annual rate review (IRT), and 0.21% to financial components outside the range of the annual rate review.

Rates			R$/MWh

	June 2006	June 2005	Variation
Residential	268.33	269.81	-0.5%
Industrial	180.04	158.69	13.5%
Commercial	240.32	233.71	2.8%
Rural	164.10	162.33	1.1%
Other	179.47	175.21	2.4%
Total for sales to final customers	214.17	204.45	4.8%

Net of ICMS (VAT)
Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh

	June 2006	June 2005	Variation
Itaipu (1)	84.66	83.97	0.8%
Cien	70.85	88.24	-19.7%
Auction - CCEAR 2005-2012	59.01	57.51	2.6%
Auction - CCEAR 2006-2013	69.94	-	-

(1) Includes Furnas' rate

Under ANEEL Resolution no. 354, dated 27 June 2006, the rate for transport of power from Itaipu Binacional was cut by 11.41%, effective 1 July 2006. Such Resolution has also eliminated the rate for use of Basic Network transmission facilities tied to Initial Contracts or similar agreements.

Rates for sales to distributors			R$/MWh

	June 2006	June 2005	Variation
Auction - CCEAR 2005-2012	58.52	57.50	1.8%
Auction - CCEAR 2006-2013	68.54	-	-
Small utilities	88.43	83.05	6.5%

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman:	JOÃO BONIFÁCIO CABRAL JÚNIOR
Members:	ACIR PEPES MEZZADRI
FRANCELINO LAMY DE MIRANDA GRANDO
LAURITA COSTA ROSA
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SÉRGIO BOTTO DE LACERDA

AUDIT COMMITTEE

Chairwoman:	LAURITA COSTA ROSA
Members:	ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman:	ANTONIO RYCHETA ARTEN
Members:	HERON ARZUA
JORGE MICHEL LEPELTIER
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance and Investor Relations Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the Senior Management and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Curitiba - PR

1)
We have conducted a special review of the Quarterly Information (ITR) of COMPANHIA PARANAENSE DE ENERGIA – COPEL (both parent company and consolidated information) for the quarter and the six-month period ended on 30 June 2006, comprising the balance sheets, the statements of income, and the performance report, prepared in compliance with the accounting practices adopted in Brazil and under the responsibility of Company management.

2)
Except for the matter discussed in paragraph 3, our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the criteria adopted in the preparation of the quarterly information, and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3)
As discussed in Note 2, on 30 May 2006 COPEL acquired control of investees COPEL Enterprises and UEG Araucária. The financial statements of such investees, which are the basis for the appraisal of such investments and of equity results and which have been included for the first time in the Company’s consolidated statements as of 30 June 2006 (accounting for 6.20% of the consolidated total of assets), have not been reviewed by independent auditors.

4)
Based on our special review, except for potential adjustments which may result from the settlement of the issue discussed in paragraph 3 above, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of mandatory quarterly information.

5)
As mentioned in Note 42 to the quarterly information, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by the National Electric Energy Agency - ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 635,000 thousand (restated as of 30 June 2006); no provision has been recorded by the Company, based on the opinion of its legal counsel, who believes that the chances of a favorable outcome for the Company are possible.

6)
Our review was conducted with a view to issuing a special review report on the basic quarterly information taken as whole. The statement of cash flows, included in form 16.01/ITR of the quarterly information for the six-month period ended on 30 June 2006, is featured with the purpose of allowing additional analyses and is not required as a part of the basic quarterly information pursuant to the accounting practices adopted in Brazil. The statement of cash flows for the six-month period ended on 30 June 2006 was reviewed by us in compliance with the review procedures applied to the basic quarterly information and, based on our review, except for potential adjustments that may result from the settlement of issue discussed in paragraph 3 above, we are not aware of any material modifications in comparison to the basic quarterly information as a whole.

7)
The individual and consolidated balance sheets as of 31 March 2006, featured herein for purposes of comparison, have been audited by us, and the special review report, issued on 10 May 2006, contained a paragraph pointing out the same issue discussed in paragraph 5 above.

8)
The individual and consolidated statements of income for the quarter and for the six-month period ended on 30 June 2005, featured herein for purposes of comparison, have also been audited by other independent auditors, whose special review report, issued on 14 August 2005, contained a paragraph pointing out the same issue discussed in paragraph 5 above.

Curitiba, 14 August 2006

DELOITTE TOUCHE TOHMATSU	José Écio Pereira da Costa Júnior
Independent Auditors	Partner
CRC n.º 2 SP-011.609/O-8 F-PR	CRC SP-101.318/O-2 T-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating abd financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.